Via Edgar

October 6, 2023

Madeleine Mateo and James Lopez
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	X Financial
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 27, 2023
File No. 001-38652

Dear Ms. Mateo and Mr. Lopez:

On behalf of our client, X Financial, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 22, 2023 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page iii

1.	In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest. In addition to revised disclosure elsewhere, provide narrative disclosure accompanying the organizational graphic on page 105 responsive to this comment. And revise the graphic to identify clearly the entity in which investors own their interest and the entity(ies) in which the company’s operations are conducted. Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure throughout its future filings to disclose how it will refer to the holding company, subsidiaries, and VIEs in future filings. The Company will refer to the holding company as “the Company” and the subsidiaries as “YZT (HK)”, “Beijing WFOE”, “Shenzhen Puhui”, “Shenzhen Xiaoying IT”, “Tianjin Yuexin”, and “Dingyue Digital”, respectively. The Company will refer to the VIEs as “Shenzhen Xiaoying (VIE)”, “Shenzhen Xintang (VIE)”, “Beijing Ying Zhong Tong (VIE)”, “Shenzhen Ying Zhong Tong (VIE)” and “Xiaoying Microcredit (VIE)”, and “Shenzhen Ying Ai Gou (VIE)”, respectively.

The Company proposes to include the following revised disclosure accompanying the organizational graphic on page 105.

X Financial is a holding company and does not conduct operations. YZT (HK) Limited, or YZT (HK), is X Financial’s wholly-owned subsidiary incorporated in Hong Kong and is an intermediate holding company. Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, is a wholly-owned subsidiary of YZT (HK) Limited. Beijing WFOE was incorporated in the PRC and conducts operations in the PRC. Shenzhen Xiaoying Information Technology Co., Ltd., or Shenzhen Xiaoying IT, is a wholly-owned subsidiary of Beijing WFOE. Shenzhen Xiaoying IT was incorporated in the PRC and conducts operations in the PRC. Shenzhen Xiaoying Puhui Technology Co., Ltd., or Shenzhen Puhui, is a wholly-owned subsidiary of Beijing WFOE. Shenzhen Puhui was incorporated in the PRC and conducts operations in the PRC. Tianjin Yuexin Financing Guarantee Co., Ltd., or Tianjin Yuexin, and Dingyue Digital and Information Technology (Shenzhen) Co., Ltd., or Dingyue Digital, are wholly owned subsidiaries of Shenzhen Puhui. Tianjin Yuexin and Dingyue Digital were incorporated in the PRC and conduct operations in the PRC.

Furthermore, through Beijing WFOE, X Financial conducts its operation in China through Shenzhen Xintang Information Consulting Co., Ltd. or Shenzhen Xintang (VIE), Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, and Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying (VIE) (collectively with Shenzhen Xintang (VIE), Beijing Ying Zhong Tong (VIE), the “VIEs”) through a series of contractual arrangements. X Financial and its subsidiaries do not have equity interests in Shenzhen Xiaoying (VIE), Shenzhen Xintang (VIE), or Beijing Ying Zhong Tong (VIE). X Financial’s control over the VIEs and X Financial’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that X Financial met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) X Financial controls VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) X Financial is contractually obligated to absorb losses of VIEs that could potentially be significant to VIEs, and (iii) X Financial is entitled to receive benefits from VIEs that could potentially be significant to VIEs. Only if X Financial meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, X Financial will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as X Financial’s consolidated affiliated entities for accounting purposes. X Financial could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although contractual arrangements similar to the contractual arrangements with the VIEs (the “VIE Agreements”) have been widely adopted by PRC companies seeking for listing aboard, such arrangements have not been tested in any of the PRC courts. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements.

Shenzhen Xiaoying (VIE), Shenzhen Xintang (VIE), or Beijing Ying Zhong Tong (VIE) were incorporated in the PRC and conduct operations in the PRC. Shenzhen Ying Zhong Tong (VIE) and Xiaoying Microcredit (VIE) are wholly-owned subsidiaries of Shenzhen Xiaoying (VIE). Shenzhen Ying Ai Gou (VIE) is a wholly-owned subsidiary of Beijing Ying Zhong Tong. Shenzhen Ying Zhong Tong (VIE), Xiaoying Microcredit (VIE) and Shenzhen Ying Ai Gou (VIE) were incorporated in the PRC and conduct operations in the PRC.

2.	In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure throughout its future filings with below proposed disclosure in the “Introduction” section.

●         “China” or “PRC” refers to the People’s Republic of China, including, Hong Kong and Macau;

●         “Mainland China” means the People's Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

VIE Structure and Risks Relating to Our Corporate Structure, page 1

3.	In future filings, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Please include your proposed disclosure in your response letter. Please also file as exhibits all of the relevant and material contracts. In this regard, we note agreements identified on page 106 are not filed as exhibits.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure throughout its future filings with below proposed disclosure on page 1.

We are a Cayman Islands holding company conducting our operations in China through Beijing WFOE, a wholly-owned subsidiary of us, Shenzhen Xiaoying Puhui Technology Co., Ltd., a wholly-owned subsidiary of Beijing WFOE, Shenzhen Xiaoying Information Technology Co., Ltd., a wholly-owned subsidiary of Beijing WFOE, and the VIEs, including Shenzhen Xiaoying (VIE), Shenzhen Xintang (VIE), Beijing Ying Zhong Tong (VIE) and their subsidiaries. We have equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual arrangements (the “VIE Agreements”). To comply with mainland China laws and regulations, we do not have an equity ownership interest in the VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. The VIE Agreements are designed to provide our Beijing WFOE, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE. As a result of these contractual arrangements, which have not been tested in a court of law in mainland China, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. We are the primary beneficiary of the VIE, and, therefore, consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4.C. Organizational Structure” for more information on these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the mainland China government in this regard. The VIE Agreements may not be effective in providing control over the VIE. The contractual arrangements have not been tested in a court of law in the mainland China and there remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. One of the VIEs and a subsidiary of the VIEs conduct internet value-added businesses of which foreign investment is restricted. As a result, our shareholders may never directly hold all equity interests in such VIEs. We may also be subject to sanctions imposed by mainland China regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. Mainland China regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it may cause the value of such securities to significantly decline or become worthless. We may also be subject to mainland China laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in mainland China, and the recent statements and regulatory actions by the mainland China government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the mainland China government that could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

The Company has attached the English translation of below agreements as Exhibit A to this response letter, which were not filed with the 20-F as exhibits:

(1)	Exclusive Business Cooperation Agreement between Beijing WFOE and Beijing Ying Zhong Tong dated October 15, 2021;

(2)	Power of Attorney Agreement between Tang Yue, Sun Jing, Beijing WFOE and Beijing Ying Zhong Tong dated October 15, 2021;

(3)	Exclusive Call Option Agreement between Tang Yue, Sun Jing, Beijing WFOE and Beijing Ying Zhong Tong dated October 15, 2021;

(4)	Equity Pledge Agreement concerning Beijing Ying Zhong Tong, between Sun Jing and Beijing WFOE dated October 15, 2021;

(5)	Equity Pledge Agreement concerning Beijing Ying Zhong Tong, between Tang Yue and Beijing WFOE dated October 15, 2021; and

(6)	Spouse Consent Letter of Tang Yue concerning Beijing Ying Zhong Tong dated October 15, 2021.

4.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and proposes to include the following revised disclosures for the periods presented in future filings:

We have equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither we nor our subsidiaries own any equity interests in the VIEs. We control and receive the economic benefits of the VIEs’ business operation through the VIE Agreements. To comply with PRC laws and regulations, we do not have an equity ownership interest in the VIEs but rely on the VIE Agreements with the VIEs to control and operate their businesses. X Financial’s control over the VIEs and X Financial’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that X Financial met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) X Financial controls the VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) X Financial is contractually obligated to absorb losses of VIEs that could potentially be significant to the VIEs, and (iii) X Financial is entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. Only if X Financial meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, X Financial will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as X Financial’s consolidated affiliated entities for accounting purposes. X Financial could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although contractual arrangements similar to the VIE Agreements have been widely adopted by PRC companies seeking for listing aboard, such arrangements have not been tested in any of the PRC courts and there remain significant uncertainties in this regard.

5.	We note the statement about the Trial Measures on page 4 indicating that your operations and your ability to raise or utilize funds could be materially and adversely affected if you "fail to complete the filing with the CSRC in a timely manner or at all." Please revise future filings to provide a statement of your intention to apply or, if you have applied, a summary of the status of your application, including the dates when submitted or amended and any relevant communications. Please provide draft disclosure.

Response: The Company will include below draft disclosure in the future filings.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese companies that seek to offer and list securities overseas shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. The Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

We are an Existing Issuer under the Trial Measures, as we were listed on September 19, 2018, which is before the effective date of the Trial Measures. As an Existing Issuer, we currently do not have any intention or plan of refinancing or being involved in any other circumstances that required filing with the CSRC under the Trial Measures. If we conduct refinancing or any other activities that are subject to filing procedures in the future, we will actively communicate with the CSRC and initiate the filing procedures as required in a timely manner. However, given that the Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, if we fail to complete the filing with the CSRC in a timely manner or at all for any future offering or any other financing activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

6.	We note the statement on page 169 that the PRC is "the applicable foreign jurisdiction with respect to KPMG Huazhen LLP." In future filings, please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations affect your company. Please provide draft disclosure.

Response: The Company acknowledges the Staff’s comment and proposes to include the following revised disclosures relating to Item 16I(b) for the periods presented in future filings:

The headquarters of our auditor, KPMG Huazhen LLP (“KPMG Huazhen”), are located at 8th Floor, KPMG Tower Oriental Plaza, 1 East Chang An Avenue, Beijing 100738. On May 26, 2022, X Financial was conclusively identified by the SEC under the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (HFCA Act) as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the Public Accounting Oversight Board (PCAOB) in connection with the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021. The Company’s registered public accounting firm for the fiscal year ended December 31, 2021, KPMG Huazhen, is headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022, when the PCAOB vacated its previous determination. As a result, KPMG Huazhen is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future. If we were identified as an SEC-identified issuer again in the future, we cannot assure you that we would be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted and our securities (including our Class A shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, or threatened with such a prohibition, the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

As of the date of this annual report and to the best of our knowledge:

(i) no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of the consolidated foreign operating entities;

(ii) none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us;

(iii) none of the members of our board of directors or the board of directors of our subsidiaries is an official of the Chinese Communist Party; and

(iv) the currently effective Memorandum of Association and Articles of Association, as amended, of our Company do not contain any charter of the Chinese Communist Party, including the text of any such articles.

Risks Associated with the Holding Foreign Companies Accountable Act, page 5

7.	We note your disclosure about the Holding Foreign Companies Accountable Act. In future filings, please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please include your proposed disclosure in your response letter.

Response: The Company acknowledges the Staff’s comment and proposes to include the following revised disclosures for the periods presented in future filings:

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as an SEC-identified issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong again and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as an SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as an SEC-identified issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Regulation, page 81

8.	Please revise this section in future filings to explain whether and how each law, rule and regulation has had, or may reasonably be expected to have, a material impact on your business, operations or liquidity. As non-exclusive examples, we note the following:

• In the last paragraph on page 83 you state that online information service providers must complete registration with local financial regulatory authorities and obtain appropriate telecommunication business licenses, but you do not address whether these requirements apply to you or whether you have completed such registrations or obtained such licenses;

• In the second paragraph on page 84 you state that the Interim Measures stipulate that information service providers shall not issue "financial products to raise fund or acting as an agent to sell financial products." It is unclear how your business does not involve such information service provider products and services when you facilitate "online purchasing," "secured loans," online "loan application," verification of "applicant's information using multiple authentication technologies and internal and external databases," and so forth;

• In the subsequent paragraph, you reference information service providers receiving a 12 month grace period, but you do not indicate whether you received such a grace

• You also reference on page 84 guidance provided on October 28, 2016 and state that the CBRC authorizes local financial regulators to make "detailed implementation rules regarding filing procedures." However, you do not address the extent to which you are subject to any procedures or if there have been any updates since 2016;

• In the last paragraph on page 85 you reference activities prohibited by Circular 141, but it is unclear why you are not deemed to "outsource core business such as user information collection," "assist[ing] the banking financial institutions to participate in peer-to-peer online lending," or "assist[ing] to match the loans for students of any borrower unable to repay";

• In the second paragraph on page 94, you reference a July 7, 2022 publication by the CAC, but you do not explain whether and how it has had or may have a material impact on you; and

• On page 95 you discuss August 20, 2021 and September 17, 2021 publications by the SCNP and CAC, respectively, but you do not explain whether or how they have had or may have a material impact on you.

We note the third paragraph on page 87 states that you have taken "considerable measures" to comply with a number of regulations and guidelines. You also give an example. Please note that your revised disclosure should address each law, rule and regulation on an individual basis, as material, instead of discussing their impact on a combined basis. You should also provide sufficient detail instead of referring to "considerable measures" having been taken. Please provide draft disclosure.

Response: In response to the Staff’s comments, the Company will add below draft disclosure to the Regulation section of the future filings.

With regard to the Interim Measure

On August 17, 2016, the China Banking Regulatory Commission, or the CBRC (one of the predecessors of the CBIRC), the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures to regulate P2P (Peer to Peer) operation business. Pursuant to the Interim Measures, online lending information service providers shall complete registration with local financial regulatory authority and obtain appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. Where an internet lending information intermediary violates laws and regulations, and regulatory rules on internet lending, penalties shall be imposed according to laws and regulations in which penalty provisions are given. If there is no penalty provision in laws and regulations, the local financial regulator of the place where its industrial and commercial registration is made may take regulatory measures such as holding regulatory talks, issuing warning letters, ordering to redress, criticizing, and entering credit records and making announcement for its violations to laws and regulations and failure to fulfill its public commitments, and may give a warning, impose a penalty not more than RMB 30,000 yuan and take other penalty measures according to the law. Where a crime is committed, criminal liability will be prosecuted according to the law.

We used to provide investment products to individual investors via P2P model on our Xiaoying Wealth Management platform (the “P2P operation business”). Since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers. Therefore, we are not a P2P platform or conducting any P2P operation business. In this regard, the Interim Measures and the regulations therein, including the requirements of registration and license, restrictions of issuing financial products to raise fund or acting as an agent to sell financial products and the grace period, are no longer applicable to us.

However, uncertainties still exist in relation to the interpretation and implementation of the Interim Measures and other relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

With regard to the Registration Guidelines

On October 28, 2016, the CBRC, the MIIT and State Administration for Industry and Commerce, or the SAIC, jointly issued the Guidance on the Administration of Registration of Online Lending Information Intermediaries, or the Registration Guidelines, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. The Registration Guidelines, sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before a filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.

Since we are currently not an Internet Lending Information Intermediary, we believe that the Registration Guidelines are no longer applicable to us. In addition, to our knowledge, there are no detailed implementation rules regarding Registration Guidelines ever since 2016. However, uncertainties still exist in relation to the interpretation and implementation of the Registration Guidelines. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

With regard to Circular 141

Pursuant to Circular 141, an online lending information provider shall not (i) provide online lending intermediary services for the lending whose interest rate violates the regulatory requirement, (ii) deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) assist the banking financial institutions to participate in peer-to-peer online lending; (v) assist to match the loans for students or any borrower unable to repay; (vi) provide online lending intermediary services for loans used for purchasing real property, or any loan without specific usage of funds. Where a lender develops business in violation of the afore-mentioned provisions, the regulatory authorities shall, in light of the seriousness of the case, urge it to rectify by taking such measures as suspending its business, ordering it to make correction, circulating a notice of criticism, rejecting filing or revoking its business qualification; if the circumstance is serious, the lender shall be banned; meanwhile, the relevant functional department and the financial regulatory department of the people's government at the provincial level shall, as the case may be, impose administrative penalties on the lender according to law. If any website or platform assists the lender in conducting business in violation of laws or regulations, the relevant authorities shall suspend the operation of such website of platform, and pursue its liability in accordance with the law.

We have taken considerate measures to comply with the Circular 141: (i) the interest rates of our products are capped and comply with the requirements of relevant laws and regulations; (ii) as of present, we do not deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) we do not outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) we no longer involve in peer-to-peer online lending business and we do not assist the banking financial institutions to participate in peer-to-peer online lending; and (v) we conduct risk review on the application materials submitted by borrowers and check their loan repayment capacity. The loans may be only granted when the risk review is passed. The scope of our review is broad. For example, the borrowers are required to disclose their purposes of loans and make relevant warrants, including that they are not students. In addition, the loans are usually small amount loans (approximately RMB 10,000 yuan for each borrower on average) with short repayment terms (usually within 12 months). Thus, the borrowers generally would not use the loans on house purchasing.

Although we have taken such measures and we believe we are in compliance with the Circular 141, uncertainties still exist in relation to the interpretation and implementation of Circular 141 and other relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

With regard to Outbound Data Transfer Security Assessment Measures

On July 7, 2022, the Cyberspace Administration of China, or the CAC, published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures.

We believe we currently do not provide critical data and personal information collected and generated by us in our business activities abroad. However, due to the relatively new nature of the Outbound Data Transfer Security Assessment Measures as well as the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. If we are found to have violated the Outbound Data Transfer Security Assessment Measures, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

With regard to PRC Personal Information Protection Law

On August 20, 2021, the SCNP Congress promulgated the PRC Personal Information Protection Law, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. In the event that personal information is handled in violation of the provisions of this Law, or that personal information is handled without performing the obligation of protecting personal information as stipulated in this Law, the authorities performing duties of personal information protection shall order the party concerned to make corrections, give a warning to it and confiscate its illegal gains. Any application that illegally handles personal information shall be ordered to suspend or terminate the provision of services; if it refuses to make corrections, a fine of not more than 1 million yuan shall be imposed on it concurrently; and a fine of not less than RMB 10,000 yuan but not more than RMB 100,000 yuan shall be imposed on the person directly in charge and other directly liable persons. For any illegal act specified in the preceding paragraph with serious circumstances, the authorities performing duties of personal information protection at or above the provincial level shall order the party concerned to make corrections, confiscate its illegal gains, and impose a fine of not more than RMB 50 million yuan or not more than 5% of its turnover of the previous year on it, and may also order it to suspend relevant business or suspend business for rectification, and inform the relevant competent authorities to revoke the relevant business permit or business license; a fine of not less than RMB 100,000 yuan but not more than 1 million yuan shall be imposed on the person directly in charge and other directly liable persons, and a decision may be made to prohibit the said persons from acting as directors, supervisors, senior executives and persons-in-charge of personal information protection of relevant enterprises within a certain period of time.

We have taken considerate measures to comply with the PRC Personal Information Protection Law: (i) we obtain independent consent of individuals while using their sensitive personal information, which is also set out in our privacy agreements with individuals at their account registration; (ii) we notify relevant individuals of the necessity of such use and impact on the individual’s rights in our privacy agreements with individuals; (iii) we do not engage in cross border business activities and therefore do not provide personal information to any recipient outside the territory of the PRC.

However, uncertainties still exist in relation to the interpretation and implementation of the PRC Personal Information Protection Law. Although we have taken such measures to comply with the laws and regulations, we cannot assure you the authorities may hold the same view with us. and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

With regard to Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services

On September 17, 2021, the CAC, together with eight other government authorities jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algommendation services.

We currently do not provide any algorithm services. When we plan to provide any algorithm services in the future, we will take measures to meet the requirements. However, we cannot guarantee that we will be able to meet the requirements in a timely manner, or at all. If we fail to meet these requirements, regulatory agencies may impose fines and penalties on our operations in mainland China, our business, financial condition and results of operations may be materially and adversely affected.

9.	In this regard, in future filings, disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please provide draft disclosure.

Response: In response to the Staff’s comments, the Company will add below draft disclosure to the future filings.

We conduct our business in mainland China through our subsidiaries and the VIEs in mainland China. The operations of our subsidiaries and the VIEs in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, and except otherwise disclosed in this annual report, our mainland China subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIEs in mainland China, including (i) business licenses; (ii) financing guarantee license; (iii) online microcredit business operating license; (iv) network microcredit license; (v) value-added telecommunications service operating license; (vi) insurance broker license; (vii) insurance sale online license

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant governmental authorities, if the relevant governmental authorities consider that we were operating without proper approvals, licenses or permits, or if the relevant governmental authorities promulgate new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business and we are not able to obtain such approvals, licenses or permits or adjust our business model in a timely manner or at all, they have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business.

10.	We note the statement on page 70 that you facilitated loans to 10,276,021 active borrowers, "each of whom made at least one transaction" on your platform. Please provide a legal analysis supporting the statements on page 93 that the PRC Data Security Law does not apply to you and that you believe you are not an "online platform operator" holding "more than one million users/users' individual information" and are not otherwise a "critical information infrastructure provider."

Response: In response to the Staff’s comments, the Company will add below draft disclosure to the future filings.

The PRC Data Security Law does not provide for application obligation for cybersecurity review of an internet platform operator holding personal information of more than one million users.

Furthermore, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the internet platform operators that hold the personal information of over one million users shall apply for a cybersecurity review before any public offering at a foreign stock exchange.

However, given that the Cybersecurity Review Measures were recently promulgated, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us. The Cybersecurity Review Measures remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings or to maintain the listing status of our Class A ordinary shares and/or ADSs by companies that have completed the initial public offering in the United States before the effectiveness of the Cybersecurity Review Measures. Furthermore, the exact scope of “internet platform operators” under the current regulatory regime remains unclear, and the mainland China government authorities may have wide discretion in the interpretation and enforcement of the applicable laws and therefore, it is uncertain whether we would be deemed to be an internet platform operator under mainland China law. If the CAC subsequently determine that prior cybersecurity review is required for any of our future offerings of securities overseas or to maintain the listing status of our securities overseas, we cannot guarantee that we will be able to complete such cybersecurity review in a timely manner, or at all. If not, the CAC may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our Class A ordinary shares and/or ADSs. Fines and penalties may be imposed on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from offering of securities overseas into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares and/or ADSs.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and listing and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, the Company will add below draft disclosure to the future filings.

We believe the regulations by CAC over data security which may have a material effect on us have disclosed in the annual report, including the uncertainties of these regulations, our compliance of these regulations and effect these regulations may have on us. See “Risk Factors - If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected”.

We will continue to monitor PRC authorities’ legislation and actions, if there are any other risks we may have, we will disclose such risks in our future disclosure.

Item 5. Operating and Financial Review Prospects

Critical Accounting Policies, Judgement and Estimates, page 123

12.	In future filings for applicable critical accounting estimate(s) including your allowance for credit losses, please explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. Ensure that the disclosure of your critical accounting estimate(s) is not a repetition of your significant accounting policies. Refer to Item 5E of Form 20-F.

Response: The Company intends to include in the future filings of Form 20-F the following enhanced disclosure with respect to critical accounting estimates:

5.E. Critical Accounting Estimates

We consider an accounting estimate to be critical if:

(i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and

(ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Besides accounting estimates defined as critical as above, there are other items within our financial statements that require estimation but are not deemed critical, which are described in more detail in Note 2 – Summary of significant accounting policies. We believe the following critical accounting estimates used in the preparation of our consolidated financial statements require the most difficult, subjective and complex judgments and estimates and have had, or are reasonably likely to have a material impact on our financial condition or results of operations.

Variable considerations of revenue recognition

For the loans facilitated that we collected service fee indirectly through external financing guarantee company or directly from institutional funding partner, our transaction price includes variable consideration in the form of default risk of the borrowers and prepayment risk of the borrowers. We determine the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

We estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the default and prepayment percentage of the borrowers.

The increase in the expected net cumulative expected loss rates, the net of default rate, prepayment rate and collection rate, of the underlying off-balance sheet loans will result in the decrease in revenue recognized. We update our estimate on a quarterly basis, and any adjustments to the estimate are recognized as adjustments to revenue using the cumulative catch-up method. The revenue recognition is sensitive to our estimates in these factors. Changes in our estimates of these factors may have a significant impact on the revenue recognized.

During the year ended December 31, 2022, when our estimates of the net cumulative expected loss rates for loan facilitation service increased/decreased by 0.5% while holding all other estimates constant, our loan facilitation service revenue would decrease/increase by approximately RMB 51 million. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.

Allowance for credit losses of loans receivables from Xiaoying Credit Loans and other loans

Under the CECL methodology, the allowance for credit losses consists of quantitative and qualitative components. Our quantitative component of the allowance for credit losses is model based and utilizes a forward-looking macroeconomic forecast in estimating expected credit losses. Our qualitative component of the allowance for credit losses considers (i) the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession as another possible scenario; (ii) certain portfolio characteristics, such as portfolio concentration and collateral coverage; and (iii) model limitations as well as idiosyncratic events

During the year ended December 31, 2022, when change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 0.5% increase/decrease in our net cumulative expected loss rates while holding all other estimates constant, there would be approximately RMB 9 million pre-tax impact to our consolidated results of operations. Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

13.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response: The Company reviewed the register of members and public filings made by its shareholders as the basis of its submission. The Company did not rely upon any legal opinions or third party certifications. The Company also reviewed the register of members and filings made by the subsidiaries and VIEs to the State Administrative for Market Regulation to confirm that no governmental entities own equity interests in the registrant in connection with the required disclosures under paragraphs (b)(2) and (3).

14.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company has confirmed with the members of our board in the board meeting held on March 30, 2023 (the “Meeting”). The Company has also confirmed with the officers and directors of our subsidiaries and VIEs in the management meeting held on March 24, 2023. The Company has confirmed that no member of the board of directors of the Company or any of the consolidated foreign operating entities is or has been an official of the Chinese Communist Party or has any affiliations with committees of the Chinese Communist Party in the Meeting. We have not relied upon third party certifications as the basis for our disclosure.

15.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for your “company or any of the consolidated foreign operating entities.” You disclose on page 169 that the consolidated foreign operating entities are incorporated or otherwise organized in the PRC; however, your list of subsidiaries in Exhibit 8.1 appears to indicate that you have a subsidiary in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Response: The Company has acknowledged the comments and will amend the definition of “PRC” to include Hong Kong and Macau in the future filings, and therefore the subsidiary in Hong Kong will be included in the disclosure of Item 16I(b) based on the current disclosure.

The Company has filed Exhibit B attached hereto to clarify that the jurisdictions in which our consolidated foreign operating entities are organized or incorporated and provide the percentage of the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which we have consolidated operating entities.

Please do not hesitate to contact Lawrence S. Venick at +852.5600.0188 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Very truly yours,

/s/ Lawrence S. Venick

Lawrence S. Venick

cc: Frank Fuya Zheng

Exhibit A

Exhibit A-1

Exclusive Business Cooperation Agreement between Beijing WFOE and Beijing Ying Zhong Tong dated October 15, 2021

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement ("Agreement") is made and entered into in Beijing on October 15, 2021 by and among the following Parties:

1.            Xiaoying (Beijing) Information Technology Co., Ltd. (hereinafter referred to as the "WFOE")

Registered Address: ****************, Beijing;

2.            Beijing Yingzhongtong Financial Information Services Co., Ltd. (hereinafter referred to as the "Domestic Company")

Registered Address: ****************, Beijing (****************).

Whereas:

(1)	The WFOE is a wholly foreign-owned enterprise established in the People's Republic of China (hereinafter referred to as the "PRC") and has resources and qualifications to provide technical consulting and services;

(2)	The Domestic Company is a domestic funded limited liability company registered in the PRC; and

(3)	The WFOE agrees to provide technical consulting and related services to the Domestic Company, and the Domestic Company agrees to accept the technical consulting and services provided by the WFOE.

NOW, THEREFORE, the Parties agree as follows upon negotiation:

Article 1    Technical Consulting and Services; Sole and Exclusive Rights and Interests

1.1.	The WFOE agrees to provide technical consulting and services (please see Appendix 1 for the specific content thereof) in relation to legal information services (hereinafter referred to as the "Target Business") to the Domestic Company as the technical consulting and service provider of the Domestic Company in accordance with the conditions set forth herein during the term of this Agreement.

1.2.	The Domestic Company agrees to accept the technical consulting and services provided by the WFOE. The Domestic Company further agrees that, without prior written consent of the WFOE, during the term of this Agreement, the Domestic Company shall not accept any technical consulting and services identical or similar to Target Business that are provided by any third party.

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Article 2    Calculation and Payment of the Technical Consulting and Service Fee (hereinafter referred to as the "Consulting Service Fee")

The Parties agree that the Consulting Service Fee under this Agreement shall be determined and paid based on the method set forth in Appendix 2 attached hereto.

Article 3    Responsibilities of the Parties

3.1.	Responsibilities of the WFOE. In addition to the responsibilities provided in other clauses hereof, the WFOE shall also assume the following responsibilities:

(a)	To provide support services to the Domestic Company in a valid manner and timely and seriously make response to any request for advice and assistance made by the Domestic Company;

(b)	To assist the Domestic Company in preparing the business plan relating to the Target Business;

(c)	To assist the Domestic Company in the planning, design, development of, and engagement in, the Target Business;

(d)	To provide the Domestic Company with competent service staff for the purpose of performing the services hereunder; and

(e)	To strictly fulfill its obligations under this Agreement and any other relevant contract to which it is a party.

3.2.	Responsibilities of the Domestic Company. In addition to the responsibilities provided in other clauses hereof, the Domestic Company shall also assume the following responsibilities:

(a)	Without prior written consent of the WFOE, not to accept any identical or similar support service provided by any third party;

(b)	To accept all services and all advice on the support services, provided by the WFOE;

(c)	To prepare the business plan under the assistance of the WFOE;

(d)	To plan, design, develop, create and engage in the Target Business under the assistance of the WFOE;

(e)	In case of any event which affects the normal operation of the Domestic Company, the Domestic Company shall timely notify the WFOE;

(f)	The Domestic Company hereby authorizes the WFOE or any authorized person of the WFOE to enter into the office space or other place of business of the Domestic Company within reasonable time;

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(g)	The Domestic Company shall not take, and shall try to cause other third parties not to take, any action which may produce any adverse effect on the WFOE's ownership or intellectual property rights of and in the services provided hereunder;

(h)	To provide the WFOE with any technology or other material which the WFOE deems necessary or useful for it to provide the services hereunder, and allow the WFOE to enter into relevant facilities which the WFOE deems necessary or useful for it to provide the services hereunder;

(i)	To establish and maintain a separate accounting unit for the Target Business;

(j)	To operate and carry out the Target Business and other business of the Domestic Company in strict compliance with the business plan and decisions jointly made by the WFOE and the Domestic Company;

(k)	Where the Domestic Company intends to enter into any material contract with any third party, it shall obtain the written consent of the WFOE prior to execution of such contract. A "material contract" refers to any written or oral contract, agreement, covenant or undertaking of cooperation, equity transfer, financing or otherwise affecting any business of the Domestic Company and the WFOE's interest in this Agreement or causing the WFOE to decide to make any change to or early terminate this Agreement, with any third party;

(l)	To provide and manage the Target Business in a valid, prudent and lawful manner, so as to maximize the profits;

(m)	To assist the WFOE in, and provide the WFOE with sufficient cooperation on, all affairs required for the WFOE to validly fulfill its duties and obligations hereunder;

(n)	To report all communications with the relevant administrations for industry and commerce to the WFOE, and timely provide the WFOE with the photocopies of all documents, permits, approvals and authorizations obtained from relevant administrations for industry and commerce;

(o)	For the purpose of performing the services hereunder, to assist the WFOE in carrying out, establishing and maintaining relationships with other relevant departments and agencies of the PRC government, provincial and local governments and other entities, and assist the WFOE in obtaining all permits, licenses, approvals and authorizations required for such work;

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(p)	To assist the WFOE in completing all duty-free importation formalities for the supply of assets, materials and supplies as required for the WFOE to provide services;

(q)	To assist the WFOE in purchasing equipment, materials, supplies, labor services and other services required by the WFOE in the PRC at a competitive price;

(r)	To operate in accordance with all applicable PRC laws and regulations, and complete all necessary formalities relating to the operation;

(s)	To provide the WFOE with the photocopies of relevant PRC laws, regulations, ordinances and rules as well as other relevant materials required by the WFOE;

(t)	The Domestic Company will cause its shareholders to agree that any bonus, dividend, or other profit or benefit (regardless of the form) which the WFOE is entitled to receive from the Domestic Company as a shareholder of the Domestic Company, shall be paid or transferred to the WFOE, without delay or additional condition, at the time of realization of such bonus, dividend, profit or benefit.

(u)	To strictly fulfill its obligations under this Agreement and any other relevant contract to which it is a party.

3.3.	Inaction Obligation of the Domestic Company. In order to secure the Domestic Company's performance of all agreements concluded with the WFOE and all obligations to the WFOE, the Domestic Company undertakes to the WFOE that, except with prior written consent of the WFOE or other party designated by the WFOE, the Domestic Company will not enter into any transaction which may produce any material or adverse effect on the assets, business, personnel, obligations, rights or corporate operation of the Domestic Company, including but not limited to the following:

(a)	To carry out any activity beyond the normal scope of business of the Company;

(b)	To provide any loan to any third party or assume any debts;

(c)	To change or remove any director of the Company or remove and replace any senior executive of the Company;

(d)	To sell or acquire any asset or right to and from any third party, including but not limited to any intellectual property right;

(e)	To provide guarantee or any other form of security for any third party by its own assets or intellectual property rights, or set up any other encumbrance over the assets of the Company;

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(f)	To amend the articles of association or change the scope of business of the Company;

(g)	To change the normal business procedures of the Company or amend any important internal rules and regulations of the Company; and

(h)	To transfer the rights and obligations hereunder to any third party.

Article 4    Operation, Management and Staffing of the Domestic Company

4.1.	The Domestic Company hereby agrees to accept and strictly implement the advice regarding its employment and dismissal of employees, daily operation and management and financial management policies as the WFOE may from time to time provide to it.

4.2.	The Domestic Company hereby agrees to elect the candidates designated by the WFOE as the directors of the Domestic Company in accordance with the procedures set forth in laws, regulations and the articles of association if so required by the WFOE, and guarantees that the directors so elected will elect the person recommended by the WFOE as the chairman of the Domestic Company and appoint persons designated by the WFOE as the general manager, chief financial officer and other senior executives of the Domestic Company.

4.3.	If such directors or senior executives designated by the WFOE leave the WFOE, regardless of whether they resign or are removed by the WFOE, they will simultaneously lose the qualifications to hold any office in the Domestic Company. In this case, the Domestic Company will elect other persons otherwise designated by the WFOE to hold such office.

4.4.	For the purpose of Article 4.3 above, the Domestic Company will take all necessary internal and external corporate procedures to complete such appointment and removal formalities in accordance with the laws, the articles of association and this Agreement.

4.5.	The Domestic Company hereby agrees to cause its shareholders to enter into an irrevocable proxy agreement, under which shareholders of the Domestic Company will irrevocably authorize the persons designated by the WFOE to exercise their rights as shareholders on behalf of them, and exercise all voting power of shareholders on the shareholders' meeting of the Domestic Company. The Domestic Company will cause its shareholders to further agree that they will replace the persons designated in such proxy agreement at the request of the WFOE at any time.

Article 5    Representations and Warranties

5.1.	The WFOE hereby represents and warrants as follows:

(a)	It is a company duly incorporated and validly existing under the PRC laws.

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(b)	Its execution and performance of this Agreement is within its corporate power and scope of business; it has taken all necessary corporate actions and given proper authorizations and has obtained consents and approvals from third parties and government agencies to execute and perform this Agreement, and such execution and performance of this Agreement does not violate any restrictions in law or otherwise binding or having an impact on it.

(c)	Once executed, this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with the provisions of this Agreement.

5.2.	The Domestic Company hereby represents and warrants as follows:

(a)	It is a company duly incorporated and validly existing under the PRC laws.

(b)	Its execution and performance of this Agreement is within its corporate power and scope of business; it has taken all necessary corporate actions and given proper authorizations and has obtained consents and approvals from third parties and government agencies to execute and perform this Agreement, and such execution and performance of this Agreement does not violate any restrictions in law or otherwise binding or having an impact on it.

(c)	Once executed, this Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with the provisions of this Agreement.

Article 6    Confidentiality

6.1.	The Domestic Company agrees to make efforts to take all reasonable confidentiality measures to keep confidential any confidential data and information (hereinafter referred to as the "Confidential Information") acquired or accessed to through acceptance of the exclusive consulting and services provided by the WFOE. Without prior written consent of the WFOE, the Domestic Company shall not disclose, give or transfer such Confidential Information to any third party. Upon termination of this Agreement, the Domestic Company shall at the request of the WFOE return to the WFOE, or destroy, any document, data or software carrying the Confidential Information, and delete any Confidential Information from any relevant memory device and cease the use of such Confidential Information.

6.2.	The Parties agree that this Article shall survive the change, rescission or termination of this Agreement.

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Article 7    Default Liabilities and Indemnity

7.1.	Default Liabilities. The Parties agree and confirm that if any Party hereto ("Breaching Party") materially breaches any provision hereof, or materially fails to perform or delays in perform any obligation hereunder, it shall constitute a default hereunder ("Default"), and the non-breaching Party ("Non-breaching Party") may request the Breaching Party to make correction or take remedy within a reasonable time limit. Should the Breaching Party still fail to make correction or take remedy within such reasonable time limit or ten (10) days after the other Party notifies the Breaching Party in writing and requests for correction, the Non-breaching Party may request the Breaching Party to pay liquidated damages.

7.2.	Indemnity. The Domestic Company shall fully indemnify the WFOE against any loss, damage, liability and/or cost resulting from any action, claim or other demand made against the WFOE due to or arising out of the content of consulting and service required by the Domestic Company, and hold the WFOE harmless from any loss and damage caused to the WFOE by any act of the Domestic Company or any claim made by any third party due to the act of the Domestic Company.

Article 8    Intellectual Property Rights

8.1.	Rights that are generated. Any right and interest generated from the performance of this Agreement, including but not limited to the ownership, copyright, patent and other intellectual property rights, know-how, trade secrets and others, regardless of whether they are developed by the WFOE or developed by the Domestic Company based on the original intellectual property rights of the WFOE, shall be the proprietary and exclusive right and interest of the WFOE. The Domestic Company shall enter into all necessary documents and take all necessary actions, for the WFOE to become owner of such intellectual property rights. The Domestic Company shall not challenge the WFOE's ownership of all such intellectual property rights. Where the Domestic Company intends to obtain any such intellectual property rights by application for registration or otherwise, it shall first obtain the written consent of the WFOE.

8.2.	License of Rights. The WFOE may grant a non-exclusive license to the Domestic Company to use the intellectual property rights set forth in Article 8.1. Such granting of license shall be otherwise agreed by the Parties in a separate agreement. Without prior written consent of the WFOE, the Domestic Company may not transfer or sub-license the intellectual property rights license granted to the Domestic Company by the WFOE.

Article 9    Effectiveness and Term

9.1.	This Agreement is signed and effective on the date first written above. Unless early terminated in accordance with the terms of this Agreement or relevant agreement concluded between the Parties, the term of this Agreement shall be ten (10) years.

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9.2.	The term of this Agreement shall automatically extend for ten (10) years upon its expiry, and so on, unless the Parties hereto otherwise agree and enter into a written agreement.

Article 10    Termination

10.1.	Termination on Expiry Date. This Agreement shall have full force and effect unless it is terminated in accordance with relevant provisions hereof.

10.2.	Early Termination. During the term of this Agreement, the Domestic Company shall not early terminate this Agreement. Notwithstanding the foregoing, the WFOE may at any time issue a written notice to the Domestic Company thirty (30) days in advance to terminate this Agreement.

10.3.	Survival. Upon termination of this Agreement, the rights and obligations of the Parties under Article 5, Article 6, Article 7 and Article 11 shall survive.

Article 11    Applicable Laws and Dispute Resolution

11.1.	Applicable Laws. The formation, validity, interpretation, performance of, and the resolution of dispute arising out of, this Agreement shall be governed by the PRC laws.

11.2.	Dispute Resolution. Any dispute arising out of or in connection with this Agreement shall be resolved by the Parties upon friendly negotiation. If any dispute in connection with or arising out of this Agreement cannot be resolved through friendly negotiation, either Party may submit such dispute to Shanghai International Economic and Trade Arbitration Commission to be administered in Shanghai in accordance with its arbitration rules then in force. For the arbitration hereunder, the arbitration tribunal shall consist of three arbitrators. The applicant and the respondent shall each appoint one arbitrator, and the third arbitrator shall be appointed by the said two arbitrators upon negotiation or appointed by Shanghai International Economic and Trade Arbitration Commission. The arbitration award shall be final and legally binding upon the Parties. Except as otherwise provided in the arbitration award, all costs shall be borne by the defeated Party. The Parties unanimously agree that the arbitration shall not be conducted publicly.

11.3.	During arbitration, except for the disputed part under arbitration, the Parties shall continue to enjoy and fulfill their respective rights and obligations hereunder.

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Article 12    Change in Law

Upon effectiveness of this Agreement, if any central or local legislative or administrative authority in the PRC amends any central or local PRC law, regulation, ordinance or other normative document, including amending, supplementing, repealing, interpreting or publishing implementing methods or rules for any existing law, regulation, ordinance or other normative document (collectively referred to as the "Amendment"), or issuing any new law, regulation, ordinance or other normative document (collectively referred to as "New Regulation"), the following provisions shall apply:

12.1.	If the Amendment or New Regulation is more favorable to any Party than any applicable law, regulation, ordinance or other normative document then in force on the effective date of this Agreement (and the other Party will not thus be imposed any material adverse effect), then the Parties shall timely apply to relevant authority (if necessary) for obtaining the benefits of such Amendment or New Regulation. The Parties shall make every effort to procure the approval of such application.

12.2.	If, due to the Amendment or New Regulation, there is any direct or indirect material adverse effect on the economic interests of the WFOE hereunder, and the Parties cannot solve such adverse effect imposed on the economic interests of the WFOE in accordance with the provisions of this Agreement, then after the WFOE notifies the Domestic Company, the Parties shall timely negotiate to make all requisite amendment to this Agreement to maximally protect the economic interests of the WFOE hereunder.

Article 13    Force Majeure

13.1.	A "Force Majeure Event" refers to any event that is beyond the reasonable control of a Party and cannot be prevented with reasonable care of the affected Party, including but not limited to natural disasters, war and riot, provided that, any shortage of credit, capital or finance shall not be regarded as an event beyond the reasonable control of a Party. In the event that the occurrence of a Force Majeure Event delays or prevents the performance of this Agreement, the affected Party shall not be liable for any obligations hereunder only for such delayed or prevented performance. The affected Party who seeks to be exempt from the performance obligation under this Agreement or any provision hereof shall inform the other Party, without delay, of the exemption of obligation and the approaches that shall be taken to complete performance.

13.2.	The Party affected by Force Majeure Event shall not assume any liability hereunder, provided that only when the affected Party has made all reasonable efforts to perform this Agreement, the Party who seeks exemption of obligation may be exempted from performing such obligation and only to the extent of the delayed or impeded performance. Once the cause for such exemption of liability is corrected and remedied, each Party agrees to use its best efforts to resume the performance of this Agreement.

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Article 14    Miscellaneous

14.1.	Notice. All notices required to be given pursuant to this Agreement shall be delivered personally or sent by facsimile transmission or registered mail. A notice shall be deemed effectively given on the date of the signature on the receipt of the registered mail if sent by registered mail, or on the date of delivery if given by personal delivery or facsimile transmission. The original copy of the notice sent by facsimile transmission shall be sent by registered mail or delivered personally immediately after being sent by facsimile transmission.

14.2.	Further Assurance. The Parties agree to promptly execute documents that are reasonably required for the implementation of the provisions and purpose of this Agreement and take further actions that are reasonably required for the implementation of the provisions and purpose of this Agreement.

14.3.	Entire Agreement. Except for the amendments, supplements or changes in writing executed after the execution of this Agreement, this Agreement shall constitute the entire agreement reached by and among the Parties hereto with respect to the subject matter hereof, and shall supersede all prior oral and written consultations, representations and contracts reached with respect to the subject matter of this Agreement.

14.4.	Headings. The headings of this Agreement are for convenience only, and shall not be used to interpret, explain or otherwise affect the meanings of the provisions of this Agreement.

14.5.	Taxes and Expenses. Each Party shall bear any and all taxes and expenses occurring to or levied on it with respect to the execution and performance of this Agreement.

14.6.	Transfer of Agreement. Without prior written consent of the WFOE, the Domestic Company may not assign its rights and obligations hereunder to any third party. The Domestic Company hereby agrees that the WFOE may assign its rights and obligations hereunder to any third party, in which case the WFOE only needs to send a written notice to the Domestic Company, without further obtaining the consent of the Domestic Company for such assignment.

14.7.	Succession. This Agreement shall be inure to the benefits of and binding upon the respective successors and permitted assigns of each Party.

14.8.	Severability. If any provision of this Agreement is invalid or unenforceable due to inconsistency with relevant laws, such provision shall be deemed invalid or unenforceable only to the extent where the relevant laws apply, and will not affect the legal validity of other provisions of this Agreement.

14.9.	Waiver. Any Party may waive the terms and conditions of this Agreement, provided that such waiver shall only become effective if made in writing and agreed and signed by the Parties. No waiver by a Party of the breach by the other Party in a specific case shall operate as a waiver by such Party of any similar breach by the other Party in other cases.

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14.10.	Amendment and Supplement of Agreement. The Parties shall amend and supplement this Agreement by a written instrument. Any amendment and supplement will become an integral part of this Agreement after proper execution by the Parties and have same legal effect as this Agreement.

14.11.	Counterpart. This Agreement shall be written in Chinese and made in duplicate, with the WFOE and the Domestic Company each holding one copy.

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IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Agreement on the date first written above.

WFOE: Xiaoying (Beijing) Information Technology Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Exclusive Business Cooperation Agreement

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Agreement on the date first written above.

Beijing Yingzhongtong Financial Information Services Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Exclusive Business Cooperation Agreement

Appendix 1: List of Technical Consulting and Services

The WFOE will provide the following technical consulting and services to the Domestic Company:

(1)  To research on and develop relevant technologies required for the business of the Domestic Company, including the development, design and making of database software, user interface software and other relevant technologies to be used for relevant business information, and the license of such software and technologies to the Domestic Company for use;

(2)  To provide application and implementation of relevant technologies for the business operation of the Domestic Company, including but not limited to the general design scheme, installation, commissioning and test run of the system;

(3)  To be responsible for the daily maintenance, monitoring, commissioning and trouble-shooting of computers and network software and hardware device (including information database) of the Domestic Company, including the timely input of users' information into the database, or based on other business information as the Domestic Company may from time to time provide, timely update the database, regularly update the user interface, and provide other related technical services;

(4)  To provide consulting services for the procurement of relevant equipment and software and hardware system required for the Domestic Company to carry out online operation, including but not limited to providing consulting advice on the selection, system installation and commissioning of all kinds of tools, software, applications and technology platforms, and the purchase, model, performance and other aspects of all kinds of supporting hardware device and equipment;

(5)  To provide appropriate training and technical support and aid to employees of the Domestic Company, including but not limited to providing appropriate training to the Domestic Company and its employees, including training on customer service or technologies or otherwise; introducing to the Domestic Company and its employee knowledge and experience on the installation, operation and other aspects of the system and equipment, assisting the Domestic Company in solving any problem as may incur during the installation and operation of the system and equipment; providing the Domestic Company with consulting and advice on the application of other online editing platforms and software, and assisting the Domestic Company in preparing and collecting information of various types;

(6)  To give technical consulting and technical answer to any technology question raised by the Domestic Company regarding the network equipment, technology products and software; and

(7)  To provide other technical services and consulting based on the needs of the Domestic Company.

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Appendix 2: Method for Calculation and Payment of Technical Consulting and Service Fee

1.	The amount of the service fee shall be determined based on the following factors:

(1) Technical difficulty and complexity of the consulting and management service;

(2) Time to be spent by the WFOE to provide such technical consulting and management service; and

(3) Specific content and commercial value of the technical consulting and management service.

2.	The WFOE will issue the bill to the Domestic Company on a quarterly basis in accordance with the workload and commercial value of the technical service it provides to the Domestic Company and the price agreed by the Parties, and the Domestic Company shall pay the corresponding Consulting Service Fee to the WFOE per the date and amount indicated on the bill. The Consulting Service Fee shall be 100% total consolidated profit of the Domestic Company in any fiscal year in consideration of the WFOE’s services, taking into account of Article 1 above, after making up any cumulative loss (if any) of the Domestic Company and its affiliated companies in previous fiscal years and netting of the working capital, operational costs, taxes and other statutory contributions required in any fiscal year. Notwithstanding the foregoing, the WFOE may at any time adjust the standard of the Consulting Service Fee based on the quantity and content of the consulting services it provides to the Domestic Company. Any adjustment to the said Consulting Service Fee shall be approved by the WFOE.

3.	The Domestic Company shall establish and implement the accounting systems and prepare financial statements in accordance with relevant PRC laws, regulations, accounting rules and accounting principles. At the request of the WFOE, the Domestic Company shall prepare separate financial statements in accordance with the US generally accepting accounting principles or other accounting principles as the WFOE may otherwise require. The Domestic Company shall provide financial statements, operation records, business contracts and financial materials as well as other reports required by the WFOE, of the Domestic Company to the WFOE within 15 days upon ending of each calendar month, so that the WFOE may check and compute the amount of service fee payable to the WFOE by the Domestic Company in accordance with the foregoing provisions. The WFOE may audit all financial statements and other relevant information of the Domestic Company at any time during business hours, provided that it shall give reasonable prior notice to the Domestic Company. If the WFOE has any doubt on the financial materials provided by the Domestic Company, the WFOE may appoint an independent accounting firm with good reputation to audit relevant materials, and the Domestic Company shall cooperate with the same.

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Exhibit A-2

Power of Attorney Agreement between Tang Yue, Sun Jing, Beijing WFOE and Beijing Ying Zhong Tong dated October 15, 2021

Power of Attorney Agreement

This Power of Attorney Agreement ("Agreement") is made and entered into in Beijing on October 15, 2021 by and among the following Parties:

1.	Tang Yue, ID Card No.: ****************;

2.	Sun Jing, ID Card No.: **************** (together with Tang Yue, hereinafter collectively referred to as the "Existing Shareholders");

3.	Xiaoying (Beijing) Information Technology Co., Ltd. (hereinafter referred to as the "WFOE")

Registered Address: ****************, Beijing;

Legal Representative: Sun Jing

4.	Beijing Yingzhongtong Financial Information Services Co., Ltd. (hereinafter referred to as the "Domestic Company")

Registered Address: ****************, Beijing (****************);

Legal Representative: Sun Huichang

(In this Agreement, the Existing Shareholders, the WFOE and the Company shall be hereinafter referred to individually as a "Party" or collectively as the "Parties".)

Whereas:

1.	The Existing Shareholders own 100% equity interest in the Domestic Company in total, of which, Tang Yue holds 51% equity interest in the Domestic Company and Sun Jing holds 49% equity interest in the Domestic Company.

2.	The Existing Shareholders severally intends to entrust the WFOE or the individual designated by the WFOE to exercise its voting rights in the Domestic Company, and the WFOE or such individual is willing to accept such entrustment.

NOW, THEREFORE, the Parties, upon friendly negotiation, hereby agree as follows:

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Article 1    Voting Rights Entrustment

1.1.	The Existing Shareholders hereby irrevocably undertake that they will severally execute a power of attorney in the form and substance of Appendix 1 hereto upon execution of this Agreement whereby he/she authorizes the WFOE or the individual then designated by the WFOE (“Attorney”) to exercise, on his/her behalf, the following rights available to him/her in his/her capacity as a shareholder of the Domestic Company under the then effective articles of association of the Domestic Company (collectively, “Powers”):

(a)	to propose the convening of, and attend, shareholders’ meetings in accordance with the articles of association of the Domestic Company as the Attorney of the Existing Shareholders;

(b)	to exercise voting rights on behalf of the Existing Shareholders on all matters required to be deliberated and resolved by the shareholder’s meeting, including without limitation the appointment and election of the directors and other executives to be appointed and removed by the shareholder, of the Domestic Company, the sale or transfer of all or part of the equity held by shareholders in the Domestic Company;

(c)	to exercise other shareholders’ voting rights under the articles of association of the Domestic Company (including any other shareholders’ voting rights stipulated upon an amendment to such articles of association);

(d)	other voting rights that shareholders shall enjoy under the PRC laws, as amended, revised, supplemented and re-enactd, no matter whether they take effect before or after the conclusion of this Agreement.

The Existing Shareholders shall not revoke the authorization and entrustment accorded to the Attorney other than in the case where the WFOE gives the Existing Shareholders a written notice requesting the replacement of the Attorney, in which event the Existing Shareholders shall immediately appoint such other person as then designated by the WFOE to exercise the foregoing Powers and such new authorization and entrustment shall supersede, immediately upon its grant, the original authorization and entrustment.

1.2.	The Attorney shall, acting with care and diligence, lawfully fulfill the entrusted duties within the scope of authorization hereunder; the Existing Shareholders acknowledge, and assume liability for, any legal consequences arising out of the exercise by the Attorney of the foregoing Powers.

1.3.	The Existing Shareholders hereby acknowledge that the Attorney will not be required to solicit the opinions of the Existing Shareholders when exercising the foregoing Powers, provided that the Attorney shall promptly inform the Existing Shareholders (on an ex-post basis) of all resolutions adopted or any proposal for an extraordinary shareholders’ meeting.

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1.4.	The Existing Shareholders each hereby undertakes that, upon execution of this Agreement, irrespective of how his/her shareholding in the Domestic Company changes, he/she will authorize the Attorney to exercise all shareholder rights he/she has to the Domestic Company, and shall not exercise any Powers without prior written consent of the WFOE.

Article 2    Right to Information

For the purpose of the exercise of the Powers hereunder, the Attorney shall have the right to be informed of the operations, business, customers, finances, employees and other matters of the Domestic Company and to access relevant documents of the Domestic Company; the Existing Shareholders and the Domestic Company shall provide full cooperation with respect thereto.

Article 3    Exercise of Powers

3.1.	The Existing Shareholders shall provide full assistance with respect to the exercise by the Attorney of the Powers, including, where necessary (e.g., in order to meet the document submission requirements in connection with governmental authority approval, registration and filing), timely executing the shareholders’ meeting resolutions adopted by the Attorney or other relevant legal documents.

3.2.	If at any time during the term hereof, the grant or exercise of the Powers hereunder cannot be realized for any reason (other than a breach by the Existing Shareholders or the Domestic Company), the Parties shall immediately seek an alternative scheme closest to the unrealizable provisions and shall, when necessary, enter into a supplementary agreement to amend or modify the terms hereof so that the purpose of this Agreement may continue to be achieved.

Article 4    Exemption and Compensation

4.1.	The Parties acknowledge that in no event shall the WFOE be required to bear any liability or provide any economic or other compensation to the other Parties or to any third party in connection with the exercise of the Powers hereunder by the WFOE or the individual(s) designated by the WFOE.

4.2.	The Existing Shareholders and the Domestic Company agree to indemnify and hold harmless the WFOE or the individual(s) designated by the WFOE against any and all losses the WFOE or such individual(s) suffers or may suffer as a result of the exercise of the Powers, including without limitation any losses arising out of any suit, recourse, arbitration or claims brought by any third party against the WFOE or such individual(s) or any administrative investigation or sanction by any governmental authorities, unless such losses are caused by any willful misconduct or gross negligence of the Attorney.

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Article 5    Representations and Warranties

5.1.	Each of the Existing Shareholders hereby severally represents and warrants that:

5.1.1	He/She is a PRC natural person with full legal capacity and/or a limited liability company or limited partnership duly incorporated and validly existing under the laws of China with independent legal personality, has full and independent legal status and capacity and proper authorization to execute, deliver and perform this Agreement and may sue or be sued as an independent party.

5.1.2	He/She has full power and authorization to execute and deliver this Agreement and all other documents to be executed by him/her in connection with the transactions contemplated hereunder as well as full power and authorization to consummate the transactions contemplated hereunder. This Agreement will be lawfully and duly executed and delivered by him/her and will constitute its legal and binding obligations enforceable against him/her in accordance with its terms.

5.1.3	He/She is the legal owner of record of the Domestic Company as of the time of effectiveness of this Agreement; other than the rights created under this Agreement and the Equity Pledge Agreement and the Exclusive Call Option Agreement by and among the Existing Shareholders, the Domestic Company and the WFOE, the Powers are free from any third party rights. Pursuant to this Agreement, the Attorney may fully and completely exercise the Powers under the then effective articles of association of the Domestic Company.

5.2.	The WFOE and the Domestic Company hereby severally represent and warrant that:

5.2.1	It is each a limited liability company duly registered and lawfully existing under the laws of the place of incorporation with independent legal personality, have full and independent legal status and capacity to execute, deliver and perform this Agreement and may sue or be sued as an independent party.

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5.2.2	It has full internal corporate power and authorization to execute and deliver this Agreement and all other documents to be executed by it in connection with the transactions contemplated hereunder as well as full power and authorization to consummate the transactions contemplated hereunder.

5.3.	The Domestic Company further represents and warrants that:

5.3.1	The Existing Shareholders are the legal owners of record of the Domestic Company as of the time of effectiveness of this Agreement; other than the rights created under this Agreement and the Equity Pledge Agreement and the Exclusive Call Option Agreement by and among the Existing Shareholders, the Domestic Company and the WFOE, the Powers are free from any third party rights. Pursuant to this Agreement, the Attorney may fully and completely exercise the Powers under the then effective articles of association of the Domestic Company.

Article 6    Term of Agreement

6.1.	Subject to Article 6.2 and Article 6.3 hereof, this Agreement shall become effective as from the date it is duly executed by the Parties hereto, and, unless terminated early by the Parties by written agreement or in accordance with Article 6.4 hereof, this Agreement shall remain valid for a period of ten (10) years. Upon expiry of the term, unless the WFOE has by a thirty (30) days’ prior notice notified the other Parties not to renew, this Agreement shall be automatically renewed for one (1) year and so on.

6.2.	Each Party hereto shall complete the approval and registration procedures to extend its business term within three months before expiry thereof, so that the term of this Agreement may continue.

6.3.	If the Existing Shareholders assign, with prior consent of the WFOE, all of their equity in the Domestic Company, the transferring Existing Shareholders shall cease to be a Party hereto, while the obligations and covenants of other Parities hereunder shall not be adversely affected thereby. If, with prior written consent of the WFOE, the Existing Shareholders transfer all or part of its equity in the Domestic Company, the Existing Shareholders undertake to obtain written confirmation of the transferee of such equity whereby such transferee agrees to inherit and perform all liabilities, obligations and covenants of the Existing Shareholders hereunder.

6.4.	Termination.

(a)	Termination on Expiry Date. This Agreement shall terminate on the expiry date of the term unless it is extended in accordance with relevant provisions hereof.

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(b)	Early Termination. During the term of this Agreement, the Existing Shareholders or the Domestic Company shall not early terminate this Agreement. Notwithstanding the foregoing, the WFOE may at any time issue a written notice to other Parties thirty (30) days in advance to terminate this Agreement.

(c)	Survival. Upon termination of this Agreement, the rights and obligations of the Parties under Article 7, Article 8 and Article 9 shall survive.

Article 7    Confidentiality Obligation

7.1.	Irrespective of whether this Agreement has been terminated, each of the Parties shall maintain in strict confidence the trade secrets, proprietary information, customer information and any other information of a confidential nature of the other Parties coming into its/his knowledge during the conclusion and performance of this Agreement (collectively, “Confidential Information”). Except where prior written consent has been obtained from the Party disclosing the Confidential Information or where disclosure to a third party is mandated by relevant laws or regulations or by applicable listing rules, the Party receiving the Confidential Information shall not disclose any Confidential Information to any third party; the Party receiving the Confidential Information shall not use, either directly or indirectly, any Confidential Information other than for the purpose of performing this Agreement.

7.2.	The following information shall not constitute the Confidential Information:

(a)	any information which, as shown by written evidence, has previously been known to the receiving Party by way of legal means; or

(b)	any information which enters the public domain other than as a result of a fault of the receiving Party; or

(c)	any information lawfully acquired by the receiving Party from other source subsequent to the receipt of relevant information.

7.3.	A receiving Party may disclose the Confidential Information to its relevant employees, agents or its engaged professionals, provided that such receiving Party shall ensure that such persons shall comply with relevant terms and conditions of this Agreement and that it shall assume any liability arising out of any breach by such persons of relevant terms and conditions of this Agreement.

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7.4.	Notwithstanding any other provisions of this Agreement, the validity of this Article shall not be affected by termination of this Agreement.

Article 8    Default Liabilities and Indemnity

8.1.	The Parties agree and confirm that if any Party hereto ("Breaching Party") materially breaches any provision hereof, or materially fails to perform or delays in perform any obligation hereunder, it shall constitute a default hereunder ("Default"), and any of other non-breaching Parties ("Non-breaching Parties") may request the Breaching Party to make correction or take remedy within a reasonable time limit. Should the Breaching Party still fail to make correction or take remedy within such reasonable time limit or ten (10) days after the other Party notifies the Breaching Party in writing and requests for correction, then:

(a)	If the Breaching Party is the Existing Shareholders or the Domestic Company, the WFOE shall have the right to terminate this Agreement and request the Breaching Party to pay liquidated damages; or

(b)	If the Breaching Party is the WFOE, the Non-breaching Party shall have the right request the Breaching Party to pay liquidated damages, provided that the Non-breaching Party shall have no right to terminate or rescind this Agreement, unless otherwise stipulated by the laws.

8.2.	Notwithstanding any other provisions of this Agreement, the validity of this Article shall not be affected by any suspension or termination of this Agreement.

8.3.	Indemnity. The Existing Shareholders shall fully indemnify the WFOE against any loss, damage, liability and/or cost resulting from any action, claim or other demand made against the WFOE due to or arising out of the performance of this Agreement, and hold the WFOE harmless from any loss and damage caused to the WFOE by any act of the Existing Shareholders or any claim made by any third party due to the act of the Existing Shareholders.

Article 9    Applicable Laws and Dispute Resolution

9.1.	Applicable Laws. The formation, validity, interpretation, performance of, and the resolution of dispute arising out of, this Agreement shall be governed by the PRC laws.

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9.2.	Dispute Resolution. Any dispute arising out of or in connection with this Agreement shall be resolved by the Parties upon friendly negotiation. If any dispute in connection with or arising out of this Agreement cannot be resolved through friendly negotiation, either Party may submit such dispute to Shanghai International Economic and Trade Arbitration Commission to be administered in Shanghai in accordance with its arbitration rules then in force. For the arbitration hereunder, the arbitration tribunal shall consist of three arbitrators. The arbitration award shall be final and legally binding upon the Parties. Except as otherwise provided in the arbitration award, all costs shall be borne by the defeated Party. The Parties unanimously agree that the arbitration shall not be conducted publicly.

Article 10    Change in Law

Upon effectiveness of this Agreement, if any central or local legislative or administrative authority in the PRC amends any central or local PRC law, regulation, ordinance or other normative document, including amending, supplementing, repealing, interpreting or publishing implementing methods or rules for any existing law, regulation, ordinance or other normative document (collectively referred to as the "Amendment"), or issuing any new law, regulation, ordinance or other normative document (collectively referred to as "New Regulation"), the following provisions shall apply:

10.1.	If the Amendment or New Regulation is more favorable to any Party than any applicable law, regulation, ordinance or other normative document then in force on the effective date of this Agreement (and the other Party will not thus be imposed any material adverse effect), then the Parties shall timely apply to relevant authority (if necessary) for obtaining the benefits of such Amendment or New Regulation. The Parties shall make every effort to procure the approval of such application.

10.2.	If, due to the Amendment or New Regulation, there is any direct or indirect material adverse effect on the economic interests of the WFOE hereunder, and the Parties cannot solve such adverse effect imposed on the economic interests of the WFOE in accordance with the provisions of this Agreement, then after the WFOE notifies the other Parties, the Parties shall timely negotiate to make all requisite amendment to this Agreement to maximally protect the economic interests of the WFOE hereunder.

Article 11    Force Majeure

11.1.	A "Force Majeure Event" refers to any event that is beyond the reasonable control of a Party and cannot be prevented with reasonable care of the affected Party, including but not limited to natural disasters, war and riot, provided that, any shortage of credit, capital or finance shall not be regarded as an event beyond the reasonable control of a Party. The affected Party who seeks to be exempt from the performance obligation under this Agreement shall inform the other Party, without delay, of the exemption of obligation and the approaches that shall be taken to complete performance.

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11.2.	The Party affected by Force Majeure Event shall not assume any liability hereunder to the extent of the delayed or impeded performance, if the performance of this Agreement is delayed or impeded by the "Force Majeure Event" set forth in the definition above. The Party affected by Force Majeure Event shall take proper measures to mitigate or eliminate the impact of the "Force Majeure Event", and make efforts to resume the performance of obligations delayed or impeded by the "Force Majeure Event". Once the Force Majeure Event is eliminated, the Parties agree to make best efforts to resume the performance hereunder.

Article 12    Miscellaneous

12.1.	Notice. All notices required to be given pursuant to this Agreement shall be delivered personally or sent by facsimile transmission or registered mail. A notice shall be deemed effectively given on the date of the signature on the receipt of the registered mail if sent by registered mail, or on the date of delivery if given by personal delivery or facsimile transmission. The original copy of the notice sent by facsimile transmission shall be sent by registered mail or delivered personally immediately after being sent by facsimile transmission.

12.2.	Further Assurance. The Parties agree to promptly execute documents that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement and take further actions that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement.

12.3.	Entire Agreement. Except for the amendments, supplements or changes in writing executed after the execution of this Agreement, this Agreement shall constitute the entire agreement reached by and among the Parties hereto with respect to the subject matter hereof, and shall supersede all prior oral and written consultations, representations and contracts reached with respect to the subject matter of this Agreement.

12.4.	Headings. The headings of this Agreement are for convenience only, and shall not be used to interpret, explain or otherwise affect the meanings of the provisions of this Agreement.

12.5.	Taxes and Expenses. Each Party shall bear any and all taxes and expenses occurring to or levied on it with respect to the execution and performance of this Agreement.

12.6.	Transfer of Agreement. Without prior written consent of the WFOE, the Existing Shareholders or the Domestic Company may not assign its rights and obligations hereunder to any third party.

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12.7.	Severability. If any provision of this Agreement is invalid or unenforceable due to inconsistency with relevant laws, such provision shall be deemed invalid or unenforceable only to the extent where the relevant laws apply, and will not affect the legal validity of other provisions of this Agreement.

12.8.	Succession. This Agreement shall be inure to the benefits of and binding upon the respective successors and permitted assigns of each Party.

12.9.	Waiver. Any Party may waive the terms and conditions of this Agreement, provided that such waiver shall only become effective if made in writing and agreed and signed by the Parties. No waiver by a Party of the breach by the other Party in a specific case shall operate as a waiver by such Party of any similar breach by the other Party in other cases.

12.10.	Amendment and Supplement of Agreement. The Parties shall amend and supplement this Agreement by a written instrument. Any amendment and supplement will become an integral part of this Agreement after proper execution by the Parties and have same legal effect as this Agreement.

12.11.	Counterpart. This Agreement shall be written in Chinese and made in nonuplicate, with each Party hereto holding one copy.

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(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Existing Shareholder: Tang Yue

Signed:

Signature Page of Power of Attorney Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Existing Shareholder: Sun Jing

Signed:

Signature Page of Power of Attorney Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Xiaoying (Beijing) Information Technology Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Power of Attorney Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Beijing Yingzhongtong Financial Information Services Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Power of Attorney Agreement

Appendix 1:

POWER OF ATTORNEY

THIS POWER OF ATTORNEY (this "POA"), executed by Tang Yue (ID Card No.: ****************) on October 15, 2021, is issued in favor of Xiaoying (Beijing) Information Technology Co., Ltd. or the individual designated by Xiaoying (Beijing) Information Technology Co., Ltd. (hereinafter referred to as the "Attorney").

I, Tang Yue, hereby grant to the Attorney full power and authority to exercise, on my behalf and in my name, the following rights enjoyed by me in my capacity as a shareholder of Beijing Yingzhongtong Financial Information Services Co., Ltd. (“Domestic Company”):

(1)	to propose the convening of, and attend, shareholders’ meetings on my behalf in accordance with the articles of association of the Domestic Company;

(2)	to exercise voting rights on my behalf on all matters deliberated and resolved by the shareholders’ meeting, including without limitation the appointment and election of the directors and other senior executives to be appointed and removed by the shareholders' meeting, of the Domestic Company;

(3)	to exercise other shareholders’ voting rights under the articles of association of the Company on my behalf (including any other shareholders’ voting rights arising after an amendment to such articles of association).

I hereby irrevocably confirm that unless the WFOE has issued an instruction requesting the replacement of the Attorney to me, this POA shall remain valid until the expiry or early termination of the Power of Attorney Agreement, dated October 15, 2021, entered into among the WFOE, the Domestic Company and the Existing Shareholders of the Domestic Company.

IN WITNESS HEREOF, I hereby issue this POA.

Tang Yue

Signed by:

Appendix 1:

POWER OF ATTORNEY

THIS POWER OF ATTORNEY (this "POA"), executed by Sun Jing (ID Card No.: ****************) on October 15, 2021, is issued in favor of Xiaoying (Beijing) Information Technology Co., Ltd. or the individual designated by Xiaoying (Beijing) Information Technology Co., Ltd. (hereinafter referred to as the "Attorney").

I, Sun Jing, hereby grant to the Attorney full power and authority to exercise, on my behalf and in my name, the following rights enjoyed by me in my capacity as a shareholder of Beijing Yingzhongtong Financial Information Services Co., Ltd. (“Domestic Company”):

(1)	to propose the convening of, and attend, shareholders’ meetings on my behalf in accordance with the articles of association of the Domestic Company;

(2)	to exercise voting rights on my behalf on all matters deliberated and resolved by the shareholders’ meeting, including without limitation the appointment and election of the directors and other senior executives to be appointed and removed by the shareholders' meeting, of the Domestic Company;

(3)	to exercise other shareholders’ voting rights under the articles of association of the Company on my behalf (including any other shareholders’ voting rights arising after an amendment to such articles of association).

I hereby irrevocably confirm that unless the WFOE has issued an instruction requesting the replacement of the Attorney to me, this POA shall remain valid until the expiry or early termination of the Power of Attorney Agreement, dated October 15, 2021, entered into among the WFOE, the Domestic Company and the Existing Shareholders of the Domestic Company.

IN WITNESS HEREOF, I hereby issue this POA.

Sun Jing

Signed by:

Exhibit A-3

Exclusive Call Option Agreement between Tang Yue, Sun Jing, Beijing WFOE and Beijing Ying Zhong Tong dated October 15, 2021

Exclusive Call Option Agreement

This Exclusive Call Option Agreement ("Agreement") is made and entered into in Beijing on October 15, 2021 by and among the following Parties:

1.	Xiaoying (Beijing) Information Technology Co., Ltd., a wholly foreign owned enterprise registered in the People's Republic of China ("PRC"), having its registered address at ****************, Beijing ("WFOE");

2.	Tang Yue, a PRC citizen, ID Card No.: ****************;

3.	Sun Jing, a PRC citizen, ID Card No.: **************** (together with Tang Yue, hereinafter collectively referred to as the "Existing Shareholders"); and

4.	Beijing Yingzhongtong Financial Information Services Co., Ltd., a limited liability company incorporated and existing under the PRC laws, having its registered address at ****************, Beijing (****************) ("Domestic Company").

In this Agreement, the WFOE, the Existing Shareholders and the Domestic Company shall be hereinafter referred to individually as a "Party" and collectively as the "Parties".

Whereas:

(1)	The Existing Shareholders own 100% equity interest in the Domestic Company in total, of which, Tang Yue holds 51% equity interest in the Domestic Company and Sun Jing holds 49% equity interest in the Domestic Company.

(2)	On October 15, 2021, the WFOE and the Domestic Company entered into an Exclusive Business Cooperation Agreement ("Exclusive Business Cooperation Agreement") and the WFOE and the Existing Shareholders entered into an Equity Pledge Agreement ("Equity Pledge Agreement" and a serial of other agreements on the same day.

NOW, THEREFORE, the Parties, upon friendly negotiation, hereby agree as follows:

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Article 1    Purchase and Sale of Equity

1.1.	Grant of Option. The Existing Shareholders hereby irrevocably grant to the WFOE an exclusive and irrevocable option whereby the WFOE shall be entitled to purchase or designate any person or persons ("Designee") to purchase from the Existing Shareholders at any time, to the extent permitted by the PRC laws, all or part of the equity held by the Existing Shareholders in the Domestic Company following the exercise steps determined by the WFOE at its own discretion and per the price set forth in Article 1.3 hereof ("Call Option"). No third person other than the WFOE and the Designee may enjoy the Call Option. The Domestic Company hereby agrees that the Existing Shareholders grant such Call Option to the WFOE. For the purpose of this clause and this Agreement, a "person" refers to any individual, corporation, joint venture, partnership, enterprise, trust or unincorporated organization.

1.2.	Exercise Steps. Subject to the PRC laws and regulations, the WFOE may exercise the Call Option by issuing a written notice ("Equity Purchase Notice") to the Existing Shareholders specifying the following matters: (a) the WFOE's decision on exercise of the Call Option; (b) the amount of equity interest ("Target Equity") which the WFOE proposes to purchase from the Existing Shareholders; and (c) the date of purchase/date of transfer of equity.

1.3.	Purchase Price. Unless applicable laws and regulations require an appraisal, the purchase price of the Target Equity ("Purchase Price") shall be the minimum price permitted by the PRC laws and regulations at the time of transfer of equity.

1.4.	Transfer of the Target Equity. At each exercise of Call Option by the WFOE:

(a)	The Existing Shareholders shall cause the Domestic Company to hold the shareholders' meeting in a timely manner. In the meeting, a resolution on the approval of the transfer of equity from the Existing Shareholders to the WFOE and/or the Designee shall be adopted, and the Existing Shareholders shall sign a written confirmation to waive its right of first refusal toward such transfer of equity by other shareholder of the Domestic Company to the WFOE and/or or any person designated by the WFOE;

(b)	The Existing Shareholders and the WFOE (or, where applicable, the Designee) shall enter into an equity transfer agreement in accordance with the provisions of this Agreement and the Equity Purchase Notice;

(c)	The relevant parties shall sign all other requisite contracts, agreements or documents, obtain all requisite government approvals and consents, and take all necessary actions, so as to transfer the valid ownership of the Target Equity to the WFOE and/or the Designee free of any security interest and cause the WFOE and/or the Designee to be the registered owner of the Target Equity. For the purpose of this clause and this Agreement, "security interest" includes guarantees, mortgages, pledges, third-party rights or interests, any share option, right of acquisition, right of first refusal, right of offset, retention of title or other security arrangements. However, for the sake of clarity, it does not include any security interest created from this Agreement or the Equity Pledge Agreement.

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Article 2    Undertaking on Equity

2.1.	Undertaking by the Domestic Company. The Domestic Company hereby undertakes that:

(a)	Without prior written consent of the WFOE, it will not add, revise or amend the articles of association of the Domestic Company in any form, or increase or decrease its paid-in capital, or change its registered capital structure in any way;

(b)	It will follow good financial and commercial standards and practices, maintain itself in good standing, and prudently and effectively operate its business and handle affairs;

(c)	Without prior written consent of the WFOE, it will not sell, transfer, mortgage or otherwise dispose any legal or beneficial interests in any assets, business or revenue of the Domestic Company, or allow the creation of any other security interests on the foregoing, at any time from the date hereof;

(d)	Without prior written consent of the WFOE, it will not incur, inherit, guarantee or allow the existence of any debt, except for: (i) debts arising from normal or ordinary course of business operations; and (ii) debts that have been disclosed to the WFOE and obtained written consent from the WFOE;

(e)	It will keep all existing business under normal operation to maintain the asset value of the Domestic Company, and will not commit any act or omission which will affect its operating condition or asset value;

(f)	Without prior written consent of the WFOE, it will not enter into any material contract (including but not limited to any contract with a contractual value of over RMB100,000), other than those entered into in the normal course of business;

(g)	Without prior written consent of the WFOE, it will not provide any loan or credit to any person;

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(h)	At the request of the WFOE, it will provide the WFOE with all information on the operational and financial condition of the Domestic Company;

(i)	The Domestic Company will purchase and maintain insurance from an insurer acceptable to the WFOE. The amount and type of insurance shall be the same as those of the insurance normally procured by other companies engaging in similar business or having similar property or assets in the same region;

(j)	Without prior written consent of the WFOE, it will not merge or consolidate with any person, or acquire or invest in any person;

(k)	It will inform the WFOE immediately of any pending or threatened lawsuits, arbitration or administrative proceedings relating to assets, business and revenue of the Domestic Company;

(l)	In order to maintain its ownership over all of its assets, the Domestic Company will sign all necessary or appropriate documents, take all necessary or appropriate actions, bring forward all necessary or appropriate claims, or make all necessary and appropriate defenses against all claims;

(m)	Without prior written consent of the WFOE, it will not distribute dividends in any form;

(n)	Unless mandatorily required by the PRC laws, without written consent of the WFOE, the Domestic Company shall not dissolve or liquidate;

(o)	At the request of the WFOE, it will appoint any person designated or recognized by the WFOE as the director of the Domestic Company; and

(p)	Without prior written consent of the WFOE, it will not issue any additional equity or right to acquire or receive equity in the Domestic Company.

2.2.	Undertakings by the Existing Shareholders. The Existing Shareholders undertake that:

(a)	Without prior written consent of the WFOE, they will not add, revise or amend the articles of association of the Domestic Company in any form, or increase or decrease its paid-in capital, or change its registered capital structure in any way;

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(b)	Without prior written consent of the WFOE, they will not sell, transfer, mortgage or otherwise dispose any ownership or beneficial interest in any equity, or allow the creation of any other security interests on the foregoing, at any time from the date hereof, except for pledge created on equity of the Domestic Company under the Equity Pledge Agreement;

(c)	Procure the shareholders’ meeting and/or directors (or executive director) of the company not to approve, without prior written consent of the WFOE, any sale, transfer, pledge or otherwise disposal of the lawful or beneficiary interests in any equity, nor allow any security interests created thereon, except to the WFOE or any person designated by the WFOE;

(d)	Without prior written consent of the WFOE, they will not approve that the Domestic Company merge or consolidate with any person, or acquire or invest in any person;

(e)	They will inform the WFOE immediately of any pending or threatened lawsuits, arbitration or administrative proceedings relating to the equity they own;

(f)	They will cause the shareholder's meeting of the Domestic Company to vote for and approve the transfer of the Target Equity under this Agreement;

(g)	In order to maintain its ownership over the Target Equity, they will sign all necessary or appropriate documents, proactively take all necessary or appropriate actions, and/or bring forward all necessary or appropriate claims, or make all necessary and appropriate defenses against all claims;

(h)	At the request of the WFOE, they will appoint any person designated or recognized by the WFOE as the director and senior executive of the Domestic Company;

(i)	Without prior written consent of the WFOE, they will not dispose or cause the management of the Domestic Company to dispose any material corporate asset (except in the normal course of business) or create any security interest or other third party right over any material asset;

(j)	Without prior written consent of the WFOE, they will not terminate or cause the management of the Domestic Company to terminate any material agreement signed by the Domestic Company, or sign any other agreement in conflict with the existing material agreements;

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(k)	Without prior written consent of the WFOE, they will neither appoint or remove any director, supervisor of the Domestic Company or other executives of other company that shall be appointed or removed by the Existing Shareholders, nor hire any other employee or service provider with a compensation above RMB500,000;

(l)	Without prior written consent of the WFOE, they will not cause the Domestic Company to declare distribution or actually distribute any allocable profit, dividend or bonus, and should they obtain any profit, dividend or bonus or liquidated income from the Domestic Company, they shall subject to the PRC laws timely grant the same to the WFOE or any person designated by the WFOE;

(m)	At the request of the WFOE from time to time, they will transfer their equity to the WFOE or the Designee unconditionally and immediately, and waive the right of first refusal towards such transfer of equity by the other Existing Shareholder;

(n)	They will strictly comply with the provisions of this Agreement and other contracts which are jointly or individually signed by the WFOE, the Existing Shareholders and the Domestic Company, effectively perform the obligations thereunder, and will not commit any act or omission which will affect the validity and enforceability of such contracts, including without limitation, vote in a shareholder meeting under Article 2; and

(o)	The Existing Shareholders irrevocably undertake to be jointly and severally liable for the obligations hereunder.

Article 3    Representations and Warranties of the Existing Shareholders and the Domestic Company

The Existing Shareholders and the Domestic Company hereby jointly and severally represent and warrant the followings to the WFOE on the date hereof and on each date of transfer of equity:

3.1.	They have the rights and capacity to sign and deliver this Agreement and any equity transfer agreement ("Transfer Agreement") to which they are one party and sign for each transfer according to this Agreement, and perform their obligations under this Agreement and any Transfer Agreement. Once this Agreement and any Transfer Agreement to which they are one party are signed, this Agreement and such Transfer Agreement will become their legal, valid and binding obligations enforceable against them in accordance with its terms;

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3.2.	Neither the execution and delivery of this Agreement or any Transfer Agreement nor the performance of their obligations under this Agreement or any Transfer Agreement will: (i) violate any applicable PRC laws; (ii) conflict with their articles of association or other organization documents; (iii) violate or default under any contract or instrument to which they are a party or which binds upon them; (iv) violate any condition to grant and/or maintain the validity of any approval or permit granted to them; or (v) cause any permit or approval granted to them to be suspended, cancelled or imposed with additional conditions;

3.3.	The Existing Shareholders have good and merchantable title to all assets. The Existing Shareholders set up no security interest over such assets;

3.4.	The Domestic Company has no outstanding debts except (i) those arising from its normal course of business; and (ii) debts that have been disclosed to and approved by the WFOE in writing;

3.5.	The Domestic Company shall comply with all applicable laws and regulations; and

3.6.	There is no existing, pending or threatening litigation, arbitration or administrative proceedings relating to equity, assets or other aspects of the Domestic Company.

Article 4    Confidentiality

The Parties acknowledge and confirm that any oral or written information mutually exchanged in connection with this Agreement shall be Confidential Information. The Parties shall keep confidential all such information, and without written consent of other Parties, it shall not disclose any relevant information to any third party except under the following circumstances: (a) where such information is or will be known by the general public (for reasons other than the unauthorized disclosure to the public by any Party receiving such information); (b) where the disclosure of such information is required by applicable laws or regulations; or (c) where any Party needs to disclose such information to its legal or financial advisor for the purpose of the transaction contemplated herein, and such legal or financial advisor also needs to assume confidentiality liability similar to that provided in this Article. The breach of confidentiality by the staff of or agency retained by any Party shall be deemed as breach of confidentiality by such Party, and such Party shall assume the liabilities for breach of contract in accordance with this Agreement. This Article shall survive the termination of this Agreement for whatsoever reason.

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Article 5    Effectiveness and Term

This Agreement shall take effect from the date when the Parties sign this Agreement, with a term of ten (10) years and may be extended for another ten (10) years at the option by the WFOE. Unless notified by the WFOE to the Existing Shareholders and the Domestic Company in writing that it does not consent to an extension of this Agreement, this Agreement shall be automatically extended for another ten (10) years upon the expiration of term, and so on, without any restriction in extension times. The Existing Shareholders and the Domestic Company shall have no right of objection to the extension of term hereof.

Article 6    Termination

6.1.	Termination on Expiry Date. This Agreement shall terminate on the expiry date of the term unless it is extended in accordance with relevant provisions hereof.

6.2.	Early Termination. During the term of this Agreement, the Existing Shareholders or the Domestic Company shall not early terminate this Agreement unless the Existing Shareholders have legally transferred all of its equity in the Domestic Company to the WFOE and/or other entity or individual designated by the WFOE according to this Agreement. Should the WFOE be bankrupt or legally dissolved or terminated prior to the expiry date of this Agreement, this Agreement shall terminate automatically. Notwithstanding the foregoing, the WFOE may at any time issue a written notice to other Parties thirty (30) days in advance to terminate this Agreement.

6.3.	Survival. Upon termination of this Agreement, the rights and obligations of the Parties under Article 4, Article 7 and Article 8 shall survive.

Article 7    Default Liabilities and Indemnity

7.1.	Default Liabilities. The Parties agree and confirm that if any Party hereto ("Breaching Party") materially breaches any provision hereof, or materially fails to perform or delays in perform any obligation hereunder, it shall constitute a default hereunder ("Default"), and any of other non-breaching Parties ("Non-breaching Parties") may request the Breaching Party to make correction or take remedy within a reasonable time limit. Should the Breaching Party still fail to make correction or take remedy within such reasonable time limit or ten (10) days after the other Party notifies the Breaching Party in writing and requests for correction, the Non-breaching Parties may request the Breaching Party to pay liquidated damages.

7.2.	Indemnity. The Existing Shareholders and the Domestic Company shall fully indemnify the WFOE against any loss, damage, liability and/or cost resulting from any action, claim or other demand made against the WFOE due to or arising out of the performance of this Agreement, and hold the WFOE harmless from any loss and damage caused to the WFOE by any act of the Shareholders or the Domestic Company or any claim made by any third party due to the act of the Existing Shareholders or the Domestic Company.

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Article 8    Applicable Laws and Dispute Resolution

8.1.	Applicable Laws. The formation, validity, interpretation, performance of, and the resolution of dispute arising out of, this Agreement shall be governed by the PRC laws.

8.2.	Dispute Resolution. Any dispute arising out of or in connection with this Agreement shall be resolved by the Parties upon friendly negotiation. If any dispute in connection with or arising out of this Agreement cannot be resolved through friendly negotiation, either Party may submit such dispute to Shanghai International Economic and Trade Arbitration Commission to be administered in Shanghai in accordance with its arbitration rules then in force. For the arbitration hereunder, the arbitration tribunal shall consist of three arbitrators. The applicant and the respondent shall each appoint one arbitrator, and the third arbitrator shall be appointed by the said two arbitrators upon negotiation or appointed by Shanghai International Economic and Trade Arbitration Commission. The arbitration award shall be final and legally binding upon the Parties. Except as otherwise provided in the arbitration award, all costs shall be borne by the defeated Party. The Parties unanimously agree that the arbitration shall not be conducted publicly.

Article 9    Change in Law

Upon effectiveness of this Agreement, if any central or local legislative or administrative authority in the PRC amends any central or local PRC law, regulation, ordinance or other normative document, including amending, supplementing, repealing, interpreting or publishing implementing methods or rules for any existing law, regulation, ordinance or other normative document (collectively referred to as the "Amendment"), or issuing any new law, regulation, ordinance or other normative document (collectively referred to as "New Regulation"), the following provisions shall apply:

9.1.	If the Amendment or New Regulation is more favorable to any Party than any applicable law, regulation, ordinance or other normative document then in force on the effective date of this Agreement (and the other Party will not thus be imposed any material adverse effect), then the Parties shall timely apply to relevant authority (if necessary) for obtaining the benefits of such Amendment or New Regulation. The Parties shall make every effort to procure the approval of such application.

9.2.	If, due to the Amendment or New Regulation, there is any direct or indirect material adverse effect on the economic interests of the WFOE hereunder, and the Parties cannot solve such adverse effect imposed on the economic interests of the WFOE in accordance with the provisions of this Agreement, then after the WFOE notifies the other Parties, the Parties shall timely negotiate to make all requisite amendment to this Agreement to maximally protect the economic interests of the WFOE hereunder.

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Article 10    Force Majeure

10.1.	A "Force Majeure Event" refers to any event that is beyond the reasonable control of a Party and cannot be prevented with reasonable care of the affected Party, including but not limited to natural disasters, war and riot, provided that, any shortage of credit, capital or finance shall not be regarded as an event beyond the reasonable control of a Party. In the event that the occurrence of a Force Majeure Event delays or prevents the performance of this Agreement, the affected Party shall not be liable for any obligations hereunder only for such delayed or prevented performance. The affected Party who seeks to be exempt from the performance obligation under this Agreement or any provision hereof shall inform the other Party, without delay, of the exemption of obligation and the approaches that shall be taken to complete performance.

10.2.	The Party affected by Force Majeure Event shall not assume any liability hereunder, provided that only when the affected Party has made all reasonable efforts to perform this Agreement, the Party who seeks exemption of obligation may be exempted from performing such obligation and only to the extent of the delayed or impeded performance. Once the cause for such exemption of liability is corrected and remedied, each Party agrees to use its best efforts to resume the performance of this Agreement.

Article 11    Miscellaneous

11.1.	Notice. All notices required to be given pursuant to this Agreement shall be delivered personally or sent by facsimile transmission or registered mail. A notice shall be deemed effectively given on the date of the signature on the receipt of the registered mail if sent by registered mail, or on the date of delivery if given by personal delivery or facsimile transmission. The original copy of the notice sent by facsimile transmission shall be sent by registered mail or delivered personally immediately after being sent by facsimile transmission.

11.2.	Further Assurance. The Parties agree to promptly execute documents that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement and take further actions that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement.

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11.3.	Entire Agreement. Except for the amendments, supplements or changes in writing executed after the execution of this Agreement, this Agreement shall constitute the entire agreement reached by and among the Parties hereto with respect to the subject matter hereof, and shall supersede all prior oral and written consultations, representations and contracts reached with respect to the subject matter of this Agreement.

11.4.	Headings. The headings of this Agreement are for convenience only, and shall not be used to interpret, explain or otherwise affect the meanings of the provisions of this Agreement.

11.5.	Taxes and Expenses. Each Party shall bear any and all taxes and expenses occurring to or levied on it with respect to the execution and performance of this Agreement.

11.6.	Transfer of Agreement. Without prior written consent of the WFOE, the Existing Shareholders or the Domestic Company may not assign its rights and obligations hereunder to any third party.

11.7.	Succession. This Agreement shall be inure to the benefits of and binding upon the respective successors and permitted assigns of each Party.

11.8.	Severability. If any provision of this Agreement is invalid or unenforceable due to inconsistency with relevant laws, such provision shall be deemed invalid or unenforceable only to the extent where the relevant laws apply, and will not affect the legal validity of other provisions of this Agreement.

11.9.	Waiver. Any Party may waive the terms and conditions of this Agreement, provided that such waiver shall only become effective if made in writing and agreed and signed by the Parties. No waiver by a Party of the breach by the other Parties in a specific case shall operate as a waiver by such Party of any similar breach by the other Parties in other cases.

11.10.	Amendment and Supplement of Agreement. The Parties shall amend and supplement this Agreement by a written instrument. Any amendment and supplement will become an integral part of this Agreement after proper execution by the Parties and have same legal effect as this Agreement.

11.11.	Counterpart. This Agreement shall be written in Chinese and made in nonuplicate, with each Party hereto holding one copy.

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11

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Domestic Company: Beijing Yingzhongtong Financial Information Services Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Exclusive Call Option Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Existing Shareholder: Tang Yue

Signed by:

Signature Page of Exclusive Call Option Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Existing Shareholder: Sun Jing

Signed by:

Signature Page of Exclusive Call Option Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

WFOE: Xiaoying (Beijing) Information Technology Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Exclusive Call Option Agreement

Exhibit A-4

Equity Pledge Agreement concerning Beijing Ying Zhong Tong, between Sun Jing and Beijing WFOE dated October 15, 2021

Equity Pledge Agreement

This Equity Pledge Agreement ("Agreement") is made and entered into in Beijing on October 15, 2021 by and among the following Parties:

1.	Pledgee: Xiaoying (Beijing) Information Technology Co., Ltd.

Registered Address: ****************, Beijing.

2.	Pledgor: Sun Jing

Domicile: ****************

3.	Domestic Company: Beijing Yingzhongtong Financial Information Services Co., Ltd.

Registered Address: ****************, Beijing (****************).

Whereas:

(1)	The Pledgor holds 49% equity interest in the Domestic Company, which is currently free from any pledge or other encumbrance;

(2)	The Pledgee is a wholly foreign-owned enterprise registered in the People's Republic of China (the "PRC"); and

(3)	As a security for the performance by the Pledgor of her Contractual Obligations (as defined below), the Pledgor intends to pledge all of her equity interests in the Domestic Company to the Pledgee.

NOW, THEREFORE, the Parties, upon friendly negotiation, hereby agree as follows:

Article 1    Definitions

Unless otherwise provided herein, the terms below shall have the following meanings:

1.1.	"Contractual Obligations" shall refer to all contractual obligations of, and representations, warranties and covenants made by, the Pledgor under the agreements set forth in Appendix 1 and any amendment, revision and/or restatement thereto and this Agreement;

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1.2.	"Secured Debts" shall refer to any and all direct or indirect losses and loss of projectable benefits as may be suffered by the Pledgee as a result of any Event of Default (as defined below) of the Pledgor and/or the Domestic Company; and all costs as may be incurred by the Pledgee in connection with its enforcement of the performance of the Contractual Obligations by the Pledgor and/or the Domestic Company and the costs of realization of the Pledge.

1.3.	"Pledge" shall have the meaning set forth in Article 2 hereof.

1.4.	"Pledged Equity" shall refer to all equity legally held by the Pledgor in the Domestic Company.

1.5.	"Term of Pledge" shall refer to the period set forth in Article 3.1 hereof.

1.6.	"Event of Default" shall refer to any circumstance listed in Article 7.1 hereof.

1.7.	"Notice of Default" shall refer to the notice issued by the Pledgee in accordance with this Agreement to declare the occurrence of an Event of Default.

Article 2    The Pledge

As a security for the full and complete performance of the Contractual Obligations by the Pledgor and the Domestic Company, the Pledgor hereby pledges the Pledged Equity defined herein to the Pledgee, and the Pledgee shall be entitled to the pledge rights and interests ("Pledge") of the Pledged Equity and have the priority in receiving compensation.

Article 3    Term of Pledge

3.1.	The Pledge hereunder shall be established on the date when the pledge of the Pledged Equity has been registered with relevant administration for industry and commerce (the "AIC"), and extinguished on the date when the Secured Debts are discharged in full. The Pledgor shall submit an application to the AIC at the domicile of the Domestic Company for registration of the Pledge within thirty (30) days upon execution of this Agreement in accordance with relevant PRC laws and regulations.

3.2.	During the Term hereof, if the Domestic Company or the Pledgor fails to fully perform all of her Contractual Obligations or has any Event of Default set forth in Article 7.1 hereof, the Pledgee shall have the right to enforce the Pledge in accordance with this Agreement and relevant PRC laws and regulations.

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Article 4    Custody of Records for Equity subject to Pledge

4.1.	During the Term of Pledge set forth in this Agreement, the Pledgor shall sign and cause the Domestic Company to sign the Certificate of Capital Contribution and the Register of Shareholders attached hereto, and deliver the same together with the records of Pledge registration issued by relevant AIC to the Pledgee, and the Pledgee shall keep such documents through the Term of Pledge set forth herein.

4.2.	The Pledgee shall have the right to collect all cash and non-cash benefits, including all dividends and bonus, generated from the Pledged Equity from the date hereof.

Article 5    Representations and Warranties of the Pledgor

5.1.	The Pledgor is the legal owner of the Pledged Equity.

5.2.	At any time when the Pledgee exercises the rights of pledgee in accordance with this Pledge Agreement, there shall be no interference from any other party.

5.3.	The Pledgee shall have the right to dispose and transfer the Pledge in accordance with the provisions of this Agreement.

5.4.	Except for the benefit of the Pledgee, the Pledgor has not created any pledge or third party rights on the Pledged Equity.

5.5.	The pledge of the Pledged Equity by the Pledgor hereunder neither violates any national laws, regulations or governmental policies, nor breaches any contract, agreement with or commitment made to any third party by the Pledgor.

Article 6    Covenants of the Pledgor

6.1.	During the term of this Agreement, the Pledgor covenants to the Pledgee that the Pledgor will:

6.1.1	Not transfer or assign the Pledged Equity, create or permit the existence of any other pledges or other forms of security which may affect the rights or benefits of the Pledgee without prior written consent of the Pledgee;

6.1.2	Comply with laws and regulations with respect to the pledge of rights; present to the Pledgee the notices, orders or suggestions with respect to the Pledge issued or made by relevant government authorities within five (5) days upon receiving such notices, orders or suggestions; comply with such notices, orders or suggestions or, alternatively, at the reasonable request of the Pledgee or with consent from the Pledgee, raise objection and provide statement to such notices, orders or suggestions; and

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6.1.3	Timely notify the Pledgee of any event or any received notice which may affect the Pledgor’s right to all or any part of the Pledged Equity, and any event or any received notice which may change the Pledgor’s warranties and obligations under this Agreement or affect the Pledgor’s performance of her obligations under this Agreement.

6.2.	The Pledgor agrees that the Pledgee’s exercise of its right to the Pledge obtained from this Agreement as a pledgee shall not be interrupted or inhibited by any legal procedure initiated by the Pledgor or any successor of the Pledgor or any person authorized by the Pledgor or any other person.

6.3.	The Pledgor undertakes to the Pledgee that in order to protect or perfect the security interest of the Pledgee hereunder, the Pledgor shall execute in good faith and cause other parties who have interests in the Pledge to execute, all title certificates and contracts, and/or perform and cause other parties who have interests to perform any actions as required by the Pledgee and facilitate the exercise of the rights and authority granted to the Pledgee under this Agreement, and enter into all amendment documents in connection with the equity certificate with the Pledgee or its designated person (natural person/ legal entity) and, within a reasonable period, provide to the Pledgee all notices, orders and decisions about the Pledge as the Pledgee deems necessary.

6.4.	The Pledgor undertakes to the Pledgee that he will comply with and perform all the warranties, covenants, agreements, representations and conditions for the benefit of the Pledgee. The Pledgor shall compensate the Pledgee for all losses suffered by the Pledgee due to the Pledgor’s failure to perform in whole or in part her warranties, covenants, agreements, representations and conditions.

6.5.	The Pledgor warrants to the Pledgee that the Pledgor will, together with other shareholders, be jointly and severally liable for the obligations hereunder.

6.6.	The Pledgor irrevocably agrees that, with respect to the Pledged Equity pledged to the Pledgee by other shareholder of the Domestic Company, he waives the right of first refusal towards any transfer of equity due to the Pledgee's exercise of such pledge.

Article 7    Event of Default

7.1.	Each of the following events shall be regarded as an Event of Default:

7.1.1	Where the Pledgor or the Domestic Company fails to perform her or its Contractual Obligations;

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7.1.2	Where any representation or warranty made by the Pledgor under Article 5 hereof contains material misleading statements or errors and/or the Pledgor breaches any representation or warranty under Article 5 hereof;

7.1.3	Where the Pledgor breaches any covenant under Article 6 hereof;

7.1.4	Where the Pledgor breaches any provision of this Agreement;

7.1.5	Except for the circumstance set forth in Article 6.1.1 hereof, where the Pledgor waives the Pledged Equity or transfers or otherwise disposes the Pledged Equity without prior written consent of the Pledgee;

7.1.6	Where any of the Pledgor’s external loans, guaranties, compensations, undertakings or other debt repayment obligations (1) is required to be repaid or performed prior to the scheduled due date because of a default; or (2) is due but cannot be repaid or performed as scheduled, causing the Pledgee to believe that the Pledgor’s ability to perform the obligations hereunder has been affected;

7.1.7	Where the Pledgor is incapable of repaying her general debts or other indebtedness;

7.1.8	Where this Agreement becomes illegal or the Pledgor cannot continue performing the obligations hereunder due to the promulgation of any relevant laws and regulations;

7.1.9	Where all consents, permits, approvals or authorizations from the governmental agencies which are necessary for the enforceability, legality or effectiveness of this Agreement, are cancelled, suspended, invalidated, or substantially amended;

7.1.10	Where there have been adverse changes to the properties owned by the Pledgor, which causes the Pledgee to believe that the ability of the Pledgor to perform the obligations hereunder has been affected;

7.1.11	Where the successor or custodian of the Domestic Company may only perform a portion of, or refuses to perform, the payment obligations under the Exclusive Business Cooperation Agreement; and

7.1.12	Other circumstances under which the Pledgee cannot exercise the right to enforce the Pledge according to relevant laws and regulations.

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7.2.	The Pledgor shall immediately give a written notice to the Pledgee if the Pledgor knows or discovers that any event specified under Article 7.1 hereof or any event that may result in the foregoing events has occurred.

7.3.	Unless an Event of Default under Article 7.1 hereof has been solved to the Pledgee’s satisfaction, the Pledgee, at any time after the Event of Default occurs, may give a written Notice of Default to the Pledgor, to enforce the Pledge in accordance with this Agreement and the PRC laws and regulations.

Article 8    Exercise of the Pledge

8.1.	The Pledgor shall not waive, transfer or otherwise dispose the Pledged Equity without prior written consent of the Pledgee, prior to the full performance of the Contractual Obligations.

8.2.	The Pledgee shall give a written Notice of Default to the Pledgor when it intends to exercise the Pledge.

8.3.	Subject to Article 7.3, the Pledgee may exercise the right to enforce the Pledge when issuing the Notice of Default in accordance with Article 7.3 or at any time thereafter.

8.4.	Upon issuing a Notice of Default under Article 7.3, the Pledgee may exercise all remedies for breach of contract under the PRC laws and hereunder, including without limitation, acquiring the Pledged Equity at discounted price, or auction or sale of the Pledged Equity with the proceeds to be paid based on the order agreed in Article 8.6, until all Secured Debts are repaid.

8.5.	When the Pledgee enforces the Pledge in accordance with this Agreement, the Pledgor shall not put up any obstacle and shall give necessary assistance so as to facilitate the Pledgee's realization of the Pledge.

8.6.	Proceeds obtained by the Pledgee from exercise of the Pledge shall be applied by the following order: firstly, paying all costs arising out of the disposal of the Pledged Equity and the exercise of its rights and powers by the Pledgee (including the remuneration paying to the attorneys and agents of the Pledgee); secondly, paying taxes payable due to disposal of the Pledged Equity; thirdly, repaying the Secured Debts to the Pledgee. In case of any balance upon netting of such payments, the Pledgee shall refund the balance to the Pledgor or other persons who are entitled to such balance according to relevant laws and regulations, or deposit the same to a notarization authority at the domicile of the Pledgee (and any costs so incurred shall be solely borne by the Pledgor). After the Pledged Equity is converted into money, auctioned or sold, if the proceeds so obtained are insufficient to repay all Secured Debts, the difference shall be paid by the Pledgor.

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Article 9    Default Liabilities and Indemnity

9.1.	Default Liabilities. The Parties agree and confirm that if any Party hereto ("Breaching Party") materially breaches any provision hereof, or materially fails to perform or delays in perform any obligation hereunder, it shall constitute a default hereunder ("Default"), and any of other non-breaching Parties ("Non-breaching Parties") may, in addition to other relevant rights available hereunder, request the Breaching Party to make correction or take remedy within a reasonable time limit. Should the Breaching Party still fail to make correction or take remedy within such reasonable time limit or ten (10) days after the other Party notifies the Breaching Party in writing and requests for correction, the Non-breaching Parties may request the Breaching Party to pay liquidated damages.

9.2.	Indemnity. The Pledgor shall fully indemnify Pledgee against any loss, damage, liability and/or cost resulting from any action, claim or other demand made against the Pledgee due to or arising out of the performance of this Agreement, and hold the Pledgee harmless from any loss and damage caused to the Pledgee by any act of the Pledgor or any claim made by any third party due to the act of the Pledgor.

Article 10    Assignment

10.1.	The Pledgor has no right to grant or assign her rights and obligations hereunder without prior consent of the Pledgee.

10.2.	This Agreement shall be binding upon the Pledgor and her successors and be binding on the Pledgee and each of its successors and permitted assigns.

10.3.	The Pledgee may at any time assign all or any of its rights and obligations hereunder to any person designated by it (a natural person/ legal person), in which case, the assignee shall enjoy and bear the rights and obligations enjoyed and borne by the Pledgee under this Agreement as if such assignee was a party to this Agreement. When the Pledgee assigns the rights and obligations hereunder, at the request of the Pledgee, the Pledgor shall execute the relevant agreements and/or documents with respect to such assignment.

10.4.	After the Pledgee has been changed as a result of an assignment, the new parties to the Pledge shall execute a new pledge agreement which shall be substantially consistent with this Agreement.

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Article 11    Effectiveness and Termination

11.1.	This Agreement shall take effect as of the date when the Parties both sign thereon. The Parties hereby agree and acknowledge that the terms and conditions herein shall have retrospective effect to the date when the Pledgor becomes a shareholder of the Domestic Company.

11.2.	The Parties further confirm that, whether the Pledge hereunder has been registered with the competent administration for industry and commerce shall not affect the effectiveness or validity of this Agreement.

11.3.	This Agreement shall terminate on the date when the Contractual Obligations are fully performed or when the Secured Debts are repaid in full (whichever later). Upon termination of this Agreement, the Pledgee shall release the Pledge hereunder as soon as practically possible.

11.4.	The release of Pledge shall also be recorded in the register of shareholders of the Domestic Company, and go through the registration of release with the competent administration for industry and commerce of the Domestic Company according to laws.

Article 12    Fees and Other Charges

12.1.	The Parties agree and acknowledge that the Pledgor shall be responsible for all of the fees and actual expenses in relation to this Agreement including, but not limited to, legal fees, production costs, stamp tax and any other taxes and charges. If the Pledgee pays the relevant taxes in accordance with the laws, the Pledgor shall fully indemnify the Pledgee for such taxes paid by the Pledgee.

12.2.	In the event that the Pledgee has to make a claim against the Pledgor by any means as a result of the Pledgor’s failure to pay any tax or expense payable by the Pledgor under this Agreement or due to other reasons, the Pledgor shall be responsible for all the expenses arising from such claim (including but not limited to any taxes, handling fees, management fees, litigation fees, attorney’s fees, and various insurance premiums in connection with the disposition of the Pledge).

Article 13    Applicable Laws and Dispute Resolution

13.1.	Applicable Laws. The formation, validity, interpretation, performance of, and the resolution of dispute arising out of, this Agreement shall be governed by the PRC laws.

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13.2.	Dispute Resolution. Any dispute arising out of or in connection with this Agreement shall be resolved by the Parties upon friendly negotiation. If any dispute in connection with or arising out of this Agreement cannot be resolved through friendly negotiation, either Party may submit such dispute to Shanghai International Economic and Trade Arbitration Commission to be administered in Shanghai in accordance with its arbitration rules then in force. For the arbitration hereunder, the arbitration tribunal shall consist of three arbitrators. The applicant and the respondent shall each appoint one arbitrator, and the third arbitrator shall be appointed by the said two arbitrators upon negotiation or appointed by Shanghai International Economic and Trade Arbitration Commission. The arbitration award shall be final and legally binding upon the Parties. Except as otherwise provided in the arbitration award, all costs shall be borne by the defeated Party. The Parties unanimously agree that the arbitration shall not be conducted publicly.

Article 14    Change in Law

Upon effectiveness of this Agreement, if any central or local legislative or administrative authority in the PRC amends any central or local PRC law, regulation, ordinance or other normative document, including amending, supplementing, repealing, interpreting or publishing implementing methods or rules for any existing law, regulation, ordinance or other normative document (collectively referred to as the "Amendment"), or issuing any new law, regulation, ordinance or other normative document (collectively referred to as "New Regulation"), the following provisions shall apply:

14.1.	If the Amendment or New Regulation is more favorable to any Party than any applicable law, regulation, ordinance or other normative document then in force on the effective date of this Agreement (and the other Party will not thus be imposed any material adverse effect), then the Parties shall timely apply to relevant authority (if necessary) for obtaining the benefits of such Amendment or New Regulation. The Parties shall make every effort to procure the approval of such application.

14.2.	If, due to the Amendment or New Regulation, there is any direct or indirect material adverse effect on the economic interests of the Pledgee hereunder, and the Parties cannot solve such adverse effect imposed on the economic interests of the Pledgee in accordance with the provisions of this Agreement, then after the Pledgee notifies the other Parties, the Parties shall timely negotiate to make all requisite amendment to this Agreement to maximally protect the economic interests of the Pledgee hereunder.

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Article 15    Force Majeure

15.1.	A "Force Majeure Event" refers to any event that is beyond the reasonable control of a Party and cannot be prevented with reasonable care of the affected Party, including but not limited to natural disasters, war and riot, provided that, any shortage of credit, capital or finance shall not be regarded as an event beyond the reasonable control of a Party. In the event that the occurrence of a Force Majeure Event delays or prevents the performance of this Agreement, the affected Party shall not be liable for any obligations hereunder only for such delayed or prevented performance. The affected Party who seeks to be exempt from the performance obligation under this Agreement or any provision hereof shall inform the other Party, without delay, of the exemption of obligation and the approaches that shall be taken to complete performance.

15.2.	The Party affected by Force Majeure Event shall not assume any liability hereunder, provided that only when the affected Party has made all reasonable efforts to perform this Agreement, the Party who seeks exemption of obligation may be exempted from performing such obligation and only to the extent of the delayed or impeded performance. Once the cause for such exemption of liability is corrected and remedied, each Party agrees to use her or its best efforts to resume the performance of this Agreement.

Article 16    Miscellaneous

16.1.	Notice. All notices required to be given pursuant to this Agreement shall be delivered personally or sent by facsimile transmission or registered mail. A notice shall be deemed effectively given on the date of the signature on the receipt of the registered mail if sent by registered mail, or on the date of delivery if given by personal delivery or facsimile transmission. The original copy of the notice sent by facsimile transmission shall be sent by registered mail or delivered personally immediately after being sent by facsimile transmission.

16.2.	Further Assurance. The Parties agree to promptly execute documents that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement and take further actions that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement.

16.3.	Entire Agreement. Except for the amendments, supplements or changes in writing executed after the execution of this Agreement, this Agreement shall constitute the entire agreement reached by and among the Parties hereto with respect to the subject matter hereof, and shall supersede all prior oral and written consultations, representations and contracts reached with respect to the subject matter of this Agreement.

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16.4.	Headings. The headings of this Agreement are for convenience only, and shall not be used to interpret, explain or otherwise affect the meanings of the provisions of this Agreement.

16.5.	Severability. If any provision of this Agreement is invalid or unenforceable due to inconsistency with relevant laws, such provision shall be deemed invalid or unenforceable only to the extent where the relevant laws apply, and will not affect the legal validity of other provisions of this Agreement.

16.6.	Waiver. Any Party may waive the terms and conditions of this Agreement, provided that such waiver shall only become effective if made in writing and agreed and signed by the Parties. No waiver by a Party of the breach by the other Party in a specific case shall operate as a waiver by such Party of any similar breach by the other Party in other cases.

16.7.	Amendment and Supplement of Agreement. The Parties shall amend and supplement this Agreement by a written instrument. Any amendment and supplement will become an integral part of this Agreement after proper execution by the Parties and have same legal effect as this Agreement.

16.8.	Counterpart. This Agreement shall be written in Chinese and made in quadruplicate, with each Party hereto holding one copy and the rest for AIC registration.

16.9.	Appendices. The appendices listed in this Agreement are integral parts of this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Xiaoying (Beijing) Information Technology Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Equity Pledge Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Sun Jing

Signed:

Signature Page of Equity Pledge Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Beijing Yingzhongtong Financial Information Services Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Equity Pledge Agreement

Certificate of Capital Contribution

Of

Sun Jing

This is to certify that Sun Jing (ID Card No.: ****************) owns 49% equity in Beijing Yingzhongtong Financial Information Services Co., Ltd. (corresponding to the registered capital contribution amount of RMB24,500), and such 49% equity has been fully pledged to Xiaoying (Beijing) Information Technology Co., Ltd.

Company Seal:

Beijing Yingzhongtong Financial Information Services Co., Ltd.

Date:

Appendix 1:

Exclusive Call Option Agreement

Power of Attorney Agreement

Exclusive Business Cooperation Agreement

Exhibit A-5

Equity Pledge Agreement concerning Beijing Ying Zhong Tong, between Tang Yue and Beijing WFOE dated October 15, 2021

Equity Pledge Agreement

This Equity Pledge Agreement ("Agreement") is made and entered into in Beijing on October 15, 2021 by and among the following Parties:

1.	Pledgee: Xiaoying (Beijing) Information Technology Co., Ltd.

Registered Address: ****************, Beijing.

2.	Pledgor: Tang Yue

Domicile: ****************

3.	Domestic Company: Beijing Yingzhongtong Financial Information Services Co., Ltd.

Registered Address: ****************, Beijing (****************).

Whereas:

(1)	The Pledgor holds 51% equity interest in the Domestic Company, which is currently free from any pledge or other encumbrance;

(2)	The Pledgee is a wholly foreign-owned enterprise registered in the People's Republic of China (the "PRC"); and

(3)	As a security for the performance by the Pledgor of his Contractual Obligations (as defined below), the Pledgor intends to pledge all of his equity interests in the Domestic Company to the Pledgee.

NOW, THEREFORE, the Parties, upon friendly negotiation, hereby agree as follows:

Article 1    Definitions

Unless otherwise provided herein, the terms below shall have the following meanings:

1.1.	"Contractual Obligations" shall refer to all contractual obligations of, and representations, warranties and covenants made by, the Pledgor under the agreements set forth in Appendix 1 and any amendment, revision and/or restatement thereto and this Agreement;

1.2.	"Secured Debts" shall refer to any and all direct or indirect losses and loss of projectable benefits as may be suffered by the Pledgee as a result of any Event of Default (as defined below) of the Pledgor and/or the Domestic Company; and all costs as may be incurred by the Pledgee in connection with its enforcement of the performance of the Contractual Obligations by the Pledgor and/or the Domestic Company and the costs of realization of the Pledge.

1.3.	"Pledge" shall have the meaning set forth in Article 2 hereof.

1.4.	"Pledged Equity" shall refer to all equity legally held by the Pledgor in the Domestic Company.

1.5.	"Term of Pledge" shall refer to the period set forth in Article 3.1 hereof.

1.6.	"Event of Default" shall refer to any circumstance listed in Article 7.1 hereof.

1.7.	"Notice of Default" shall refer to the notice issued by the Pledgee in accordance with this Agreement to declare the occurrence of an Event of Default.

Article 2    The Pledge

As a security for the full and complete performance of the Contractual Obligations by the Pledgor and the Domestic Company, the Pledgor hereby pledges the Pledged Equity defined herein to the Pledgee, and the Pledgee shall be entitled to the pledge rights and interests ("Pledge") of the Pledged Equity and have the priority in receiving compensation.

Article 3    Term of Pledge

3.1.	The Pledge hereunder shall be established on the date when the pledge of the Pledged Equity has been registered with relevant administration for industry and commerce (the "AIC"), and extinguished on the date when the Secured Debts are discharged in full. The Pledgor shall submit an application to the AIC at the domicile of the Domestic Company for registration of the Pledge within thirty (30) days upon execution of this Agreement in accordance with relevant PRC laws and regulations.

3.2.	During the Term hereof, if the Domestic Company or the Pledgor fails to fully perform all of his Contractual Obligations or has any Event of Default set forth in Article 7.1 hereof, the Pledgee shall have the right to enforce the Pledge in accordance with this Agreement and relevant PRC laws and regulations.

Article 4    Custody of Records for Equity subject to Pledge

4.1.	During the Term of Pledge set forth in this Agreement, the Pledgor shall sign and cause the Domestic Company to sign the Certificate of Capital Contribution and the Register of Shareholders attached hereto, and deliver the same together with the records of Pledge registration issued by relevant AIC to the Pledgee, and the Pledgee shall keep such documents through the Term of Pledge set forth herein.

4.2.	The Pledgee shall have the right to collect all cash and non-cash benefits, including all dividends and bonus, generated from the Pledged Equity from the date hereof.

Article 5    Representations and Warranties of the Pledgor

5.1.	The Pledgor is the legal owner of the Pledged Equity.

5.2.	At any time when the Pledgee exercises the rights of pledgee in accordance with this Pledge Agreement, there shall be no interference from any other party.

5.3.	The Pledgee shall have the right to dispose and transfer the Pledge in accordance with the provisions of this Agreement.

5.4.	Except for the benefit of the Pledgee, the Pledgor has not created any pledge or third party rights on the Pledged Equity.

5.5.	The pledge of the Pledged Equity by the Pledgor hereunder neither violates any national laws, regulations or governmental policies, nor breaches any contract, agreement with or commitment made to any third party by the Pledgor.

Article 6    Covenants of the Pledgor

6.1.	During the term of this Agreement, the Pledgor covenants to the Pledgee that the Pledgor will:

6.1.1	Not transfer or assign the Pledged Equity, create or permit the existence of any other pledges or other forms of security which may affect the rights or benefits of the Pledgee without prior written consent of the Pledgee;

6.1.2	Comply with laws and regulations with respect to the pledge of rights; present to the Pledgee the notices, orders or suggestions with respect to the Pledge issued or made by relevant government authorities within five (5) days upon receiving such notices, orders or suggestions; comply with such notices, orders or suggestions or, alternatively, at the reasonable request of the Pledgee or with consent from the Pledgee, raise objection and provide statement to such notices, orders or suggestions; and

6.1.3	Timely notify the Pledgee of any event or any received notice which may affect the Pledgor’s right to all or any part of the Pledged Equity, and any event or any received notice which may change the Pledgor’s warranties and obligations under this Agreement or affect the Pledgor’s performance of his obligations under this Agreement.

6.2.	The Pledgor agrees that the Pledgee’s exercise of its right to the Pledge obtained from this Agreement as a pledgee shall not be interrupted or inhibited by any legal procedure initiated by the Pledgor or any successor of the Pledgor or any person authorized by the Pledgor or any other person.

6.3.	The Pledgor undertakes to the Pledgee that in order to protect or perfect the security interest of the Pledgee hereunder, the Pledgor shall execute in good faith and cause other parties who have interests in the Pledge to execute, all title certificates and contracts, and/or perform and cause other parties who have interests to perform any actions as required by the Pledgee and facilitate the exercise of the rights and authority granted to the Pledgee under this Agreement, and enter into all amendment documents in connection with the equity certificate with the Pledgee or its designated person (natural person/ legal entity) and, within a reasonable period, provide to the Pledgee all notices, orders and decisions about the Pledge as the Pledgee deems necessary.

6.4.	The Pledgor undertakes to the Pledgee that he will comply with and perform all the warranties, covenants, agreements, representations and conditions for the benefit of the Pledgee. The Pledgor shall compensate the Pledgee for all losses suffered by the Pledgee due to the Pledgor’s failure to perform in whole or in part his warranties, covenants, agreements, representations and conditions.

6.5.	The Pledgor warrants to the Pledgee that the Pledgor will, together with other shareholders, be jointly and severally liable for the obligations hereunder.

6.6.	The Pledgor irrevocably agrees that, with respect to the Pledged Equity pledged to the Pledgee by other shareholder of the Domestic Company, he waives the right of first refusal towards any transfer of equity due to the Pledgee's exercise of such pledge.

Article 7    Event of Default

7.1.	Each of the following events shall be regarded as an Event of Default:

7.1.1	Where the Pledgor or the Domestic Company fails to perform his or its Contractual Obligations;

7.1.2	Where any representation or warranty made by the Pledgor under Article 5 hereof contains material misleading statements or errors and/or the Pledgor breaches any representation or warranty under Article 5 hereof;

7.1.3	Where the Pledgor breaches any covenant under Article 6 hereof;

7.1.4	Where the Pledgor breaches any provision of this Agreement;

7.1.5	Except for the circumstance set forth in Article 6.1.1 hereof, where the Pledgor waives the Pledged Equity or transfers or otherwise disposes the Pledged Equity without prior written consent of the Pledgee;

7.1.6	Where any of the Pledgor’s external loans, guaranties, compensations, undertakings or other debt repayment obligations (1) is required to be repaid or performed prior to the scheduled due date because of a default; or (2) is due but cannot be repaid or performed as scheduled, causing the Pledgee to believe that the Pledgor’s ability to perform the obligations hereunder has been affected;

7.1.7	Where the Pledgor is incapable of repaying his general debts or other indebtedness;

7.1.8	Where this Agreement becomes illegal or the Pledgor cannot continue performing the obligations hereunder due to the promulgation of any relevant laws and regulations;

7.1.9	Where all consents, permits, approvals or authorizations from the governmental agencies which are necessary for the enforceability, legality or effectiveness of this Agreement, are cancelled, suspended, invalidated, or substantially amended;

7.1.10	Where there have been adverse changes to the properties owned by the Pledgor, which causes the Pledgee to believe that the ability of the Pledgor to perform the obligations hereunder has been affected;

7.1.11	Where the successor or custodian of the Domestic Company may only perform a portion of, or refuses to perform, the payment obligations under the Exclusive Business Cooperation Agreement; and

7.1.12	Other circumstances under which the Pledgee cannot exercise the right to enforce the Pledge according to relevant laws and regulations.

7.2.	The Pledgor shall immediately give a written notice to the Pledgee if the Pledgor knows or discovers that any event specified under Article 7.1 hereof or any event that may result in the foregoing events has occurred.

7.3.	Unless an Event of Default under Article 7.1 hereof has been solved to the Pledgee’s satisfaction, the Pledgee, at any time after the Event of Default occurs, may give a written Notice of Default to the Pledgor, to enforce the Pledge in accordance with this Agreement and the PRC laws and regulations.

Article 8    Exercise of the Pledge

8.1.	The Pledgor shall not waive, transfer or otherwise dispose the Pledged Equity without prior written consent of the Pledgee, prior to the full performance of the Contractual Obligations.

8.2.	The Pledgee shall give a written Notice of Default to the Pledgor when it intends to exercise the Pledge.

8.3.	Subject to Article 7.3, the Pledgee may exercise the right to enforce the Pledge when issuing the Notice of Default in accordance with Article 7.3 or at any time thereafter.

8.4.	Upon issuing a Notice of Default under Article 7.3, the Pledgee may exercise all remedies for breach of contract under the PRC laws and hereunder, including without limitation, acquiring the Pledged Equity at discounted price, or auction or sale of the Pledged Equity with the proceeds to be paid based on the order agreed in Article 8.6, until all Secured Debts are repaid.

8.5.	When the Pledgee enforces the Pledge in accordance with this Agreement, the Pledgor shall not put up any obstacle and shall give necessary assistance so as to facilitate the Pledgee's realization of the Pledge.

8.6.	Proceeds obtained by the Pledgee from exercise of the Pledge shall be applied by the following order: firstly, paying all costs arising out of the disposal of the Pledged Equity and the exercise of its rights and powers by the Pledgee (including the remuneration paying to the attorneys and agents of the Pledgee); secondly, paying taxes payable due to disposal of the Pledged Equity; thirdly, repaying the Secured Debts to the Pledgee. In case of any balance upon netting of such payments, the Pledgee shall refund the balance to the Pledgor or other persons who are entitled to such balance according to relevant laws and regulations, or deposit the same to a notarization authority at the domicile of the Pledgee (and any costs so incurred shall be solely borne by the Pledgor). After the Pledged Equity is converted into money, auctioned or sold, if the proceeds so obtained are insufficient to repay all Secured Debts, the difference shall be paid by the Pledgor.

Article 9    Default Liabilities and Indemnity

9.1.	Default Liabilities. The Parties agree and confirm that if any Party hereto ("Breaching Party") materially breaches any provision hereof, or materially fails to perform or delays in perform any obligation hereunder, it shall constitute a default hereunder ("Default"), and any of other non-breaching Parties ("Non-breaching Parties") may, in addition to other relevant rights available hereunder, request the Breaching Party to make correction or take remedy within a reasonable time limit. Should the Breaching Party still fail to make correction or take remedy within such reasonable time limit or ten (10) days after the other Party notifies the Breaching Party in writing and requests for correction, the Non-breaching Parties may request the Breaching Party to pay liquidated damages.

9.2.	Indemnity. The Pledgor shall fully indemnify Pledgee against any loss, damage, liability and/or cost resulting from any action, claim or other demand made against the Pledgee due to or arising out of the performance of this Agreement, and hold the Pledgee harmless from any loss and damage caused to the Pledgee by any act of the Pledgor or any claim made by any third party due to the act of the Pledgor.

Article 10    Assignment

10.1.	The Pledgor has no right to grant or assign his rights and obligations hereunder without prior consent of the Pledgee.

10.2.	This Agreement shall be binding upon the Pledgor and his successors and be binding on the Pledgee and each of its successors and permitted assigns.

10.3.	The Pledgee may at any time assign all or any of its rights and obligations hereunder to any person designated by it (a natural person/ legal person), in which case, the assignee shall enjoy and bear the rights and obligations enjoyed and borne by the Pledgee under this Agreement as if such assignee was a party to this Agreement. When the Pledgee assigns the rights and obligations hereunder, at the request of the Pledgee, the Pledgor shall execute the relevant agreements and/or documents with respect to such assignment.

10.4.	After the Pledgee has been changed as a result of an assignment, the new parties to the Pledge shall execute a new pledge agreement which shall be substantially consistent with this Agreement.

Article 11    Effectiveness and Termination

11.1.	This Agreement shall take effect as of the date when the Parties both sign thereon. The Parties hereby agree and acknowledge that the terms and conditions herein shall have retrospective effect to the date when the Pledgor becomes a shareholder of the Domestic Company.

11.2.	The Parties further confirm that, whether the Pledge hereunder has been registered with the competent administration for industry and commerce shall not affect the effectiveness or validity of this Agreement.

11.3.	This Agreement shall terminate on the date when the Contractual Obligations are fully performed or when the Secured Debts are repaid in full (whichever later). Upon termination of this Agreement, the Pledgee shall release the Pledge hereunder as soon as practically possible.

11.4.	The release of Pledge shall also be recorded in the register of shareholders of the Domestic Company, and go through the registration of release with the competent administration for industry and commerce of the Domestic Company according to laws.

Article 12    Fees and Other Charges

12.1.	The Parties agree and acknowledge that the Pledgor shall be responsible for all of the fees and actual expenses in relation to this Agreement including, but not limited to, legal fees, production costs, stamp tax and any other taxes and charges. If the Pledgee pays the relevant taxes in accordance with the laws, the Pledgor shall fully indemnify the Pledgee for such taxes paid by the Pledgee.

12.2.	In the event that the Pledgee has to make a claim against the Pledgor by any means as a result of the Pledgor’s failure to pay any tax or expense payable by the Pledgor under this Agreement or due to other reasons, the Pledgor shall be responsible for all the expenses arising from such claim (including but not limited to any taxes, handling fees, management fees, litigation fees, attorney’s fees, and various insurance premiums in connection with the disposition of the Pledge).

Article 13    Applicable Laws and Dispute Resolution

13.1.	Applicable Laws. The formation, validity, interpretation, performance of, and the resolution of dispute arising out of, this Agreement shall be governed by the PRC laws.

13.2.	Dispute Resolution. Any dispute arising out of or in connection with this Agreement shall be resolved by the Parties upon friendly negotiation. If any dispute in connection with or arising out of this Agreement cannot be resolved through friendly negotiation, either Party may submit such dispute to Shanghai International Economic and Trade Arbitration Commission to be administered in Shanghai in accordance with its arbitration rules then in force. For the arbitration hereunder, the arbitration tribunal shall consist of three arbitrators. The applicant and the respondent shall each appoint one arbitrator, and the third arbitrator shall be appointed by the said two arbitrators upon negotiation or appointed by Shanghai International Economic and Trade Arbitration Commission. The arbitration award shall be final and legally binding upon the Parties. Except as otherwise provided in the arbitration award, all costs shall be borne by the defeated Party. The Parties unanimously agree that the arbitration shall not be conducted publicly.

Article 14    Change in Law

Upon effectiveness of this Agreement, if any central or local legislative or administrative authority in the PRC amends any central or local PRC law, regulation, ordinance or other normative document, including amending, supplementing, repealing, interpreting or publishing implementing methods or rules for any existing law, regulation, ordinance or other normative document (collectively referred to as the "Amendment"), or issuing any new law, regulation, ordinance or other normative document (collectively referred to as "New Regulation"), the following provisions shall apply:

14.1.	If the Amendment or New Regulation is more favorable to any Party than any applicable law, regulation, ordinance or other normative document then in force on the effective date of this Agreement (and the other Party will not thus be imposed any material adverse effect), then the Parties shall timely apply to relevant authority (if necessary) for obtaining the benefits of such Amendment or New Regulation. The Parties shall make every effort to procure the approval of such application.

14.2.	If, due to the Amendment or New Regulation, there is any direct or indirect material adverse effect on the economic interests of the Pledgee hereunder, and the Parties cannot solve such adverse effect imposed on the economic interests of the Pledgee in accordance with the provisions of this Agreement, then after the Pledgee notifies the other Parties, the Parties shall timely negotiate to make all requisite amendment to this Agreement to maximally protect the economic interests of the Pledgee hereunder.

Article 15    Force Majeure

15.1.	A "Force Majeure Event" refers to any event that is beyond the reasonable control of a Party and cannot be prevented with reasonable care of the affected Party, including but not limited to natural disasters, war and riot, provided that, any shortage of credit, capital or finance shall not be regarded as an event beyond the reasonable control of a Party. In the event that the occurrence of a Force Majeure Event delays or prevents the performance of this Agreement, the affected Party shall not be liable for any obligations hereunder only for such delayed or prevented performance. The affected Party who seeks to be exempt from the performance obligation under this Agreement or any provision hereof shall inform the other Party, without delay, of the exemption of obligation and the approaches that shall be taken to complete performance.

15.2.	The Party affected by Force Majeure Event shall not assume any liability hereunder, provided that only when the affected Party has made all reasonable efforts to perform this Agreement, the Party who seeks exemption of obligation may be exempted from performing such obligation and only to the extent of the delayed or impeded performance. Once the cause for such exemption of liability is corrected and remedied, each Party agrees to use his or its best efforts to resume the performance of this Agreement.

Article 16    Miscellaneous

16.1.	Notice. All notices required to be given pursuant to this Agreement shall be delivered personally or sent by facsimile transmission or registered mail. A notice shall be deemed effectively given on the date of the signature on the receipt of the registered mail if sent by registered mail, or on the date of delivery if given by personal delivery or facsimile transmission. The original copy of the notice sent by facsimile transmission shall be sent by registered mail or delivered personally immediately after being sent by facsimile transmission.

16.2.	Further Assurance. The Parties agree to promptly execute documents that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement and take further actions that are reasonably required for or are conducive to the implementation of the provisions and purpose of this Agreement.

16.3.	Entire Agreement. Except for the amendments, supplements or changes in writing executed after the execution of this Agreement, this Agreement shall constitute the entire agreement reached by and among the Parties hereto with respect to the subject matter hereof, and shall supersede all prior oral and written consultations, representations and contracts reached with respect to the subject matter of this Agreement.

16.4.	Headings. The headings of this Agreement are for convenience only, and shall not be used to interpret, explain or otherwise affect the meanings of the provisions of this Agreement.

16.5.	Severability. If any provision of this Agreement is invalid or unenforceable due to inconsistency with relevant laws, such provision shall be deemed invalid or unenforceable only to the extent where the relevant laws apply, and will not affect the legal validity of other provisions of this Agreement.

16.6.	Waiver. Any Party may waive the terms and conditions of this Agreement, provided that such waiver shall only become effective if made in writing and agreed and signed by the Parties. No waiver by a Party of the breach by the other Party in a specific case shall operate as a waiver by such Party of any similar breach by the other Party in other cases.

16.7.	Amendment and Supplement of Agreement. The Parties shall amend and supplement this Agreement by a written instrument. Any amendment and supplement will become an integral part of this Agreement after proper execution by the Parties and have same legal effect as this Agreement.

16.8.	Counterpart. This Agreement shall be written in Chinese and made in quadruplicate, with each Party hereto holding one copy and the rest for AIC registration.

16.9.	Appendices. The appendices listed in this Agreement are integral parts of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Xiaoying (Beijing) Information Technology Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Equity Pledge Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Tang Yue

Signed by:

Signature Page of Equity Pledge Agreement

(No text on this page.)

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Beijing Yingzhongtong Financial Information Services Co., Ltd. (Seal)

Signed by:
Name:
Title:

Signature Page of Equity Pledge Agreement

Certificate of Capital Contribution

Of

Tang Yue

This is to certify that Tang Yue (ID Card No.: ****************) owns 51% equity in Beijing Yingzhongtong Financial Information Services Co., Ltd. (corresponding to the registered capital contribution amount of RMB25,500), and such 51% equity has been fully pledged to Xiaoying (Beijing) Information Technology Co., Ltd.

Company Seal:

Beijing Yingzhongtong Financial Information Services Co., Ltd.

Date:

Appendix 1:

Exclusive Call Option Agreement

Power of Attorney Agreement

Exclusive Business Cooperation Agreement

Exhibit A-6

Spouse Consent Letter of Tang Yue concerning Beijing Ying Zhong Tong dated October 15, 2021

Spouse Consent Letter

I, ****************, the undersigned (ID No.: ****************), as the legal spouse of Tang Yue (ID No.: ****************, hereinafter referred to as "Tang Yue"), hereby (i) unconditionally and irrevocably agree that Tang Yue signs the following documents (hereinafter referred to as the "Transaction Documents"), and (ii) agree that the equity in Beijing Yingzhongtong Financial Information Services Co., Ltd. (hereinafter referred to as the "Company"), owned by and registered under the name of Tang Yue, is disposed in accordance with the provisions of the following documents:

(1)	Exclusive Call Option Agreement entered into by and among Tang Yue, the Company, Xiaoying (Beijing) Information Technology Co., Ltd. (hereinafter referred to as the "WFOE") and other parties on October 15, 2021 (as may be amended from time to time);

(2)	Equity Pledge Agreement entered into by and among Tang Yue, the Company, the WFOE and other parties on October 15, 2021 (as may be amended from time to time); and

(3)	Shareholders' Voting Rights Proxy Agreement entered into by and among Tang Yue, the Company, the WFOE and other parties on October 15, 2021 (as may be amended from time to time).

I undertake that I have never made and will not make in the future any claim with respect to the equity held by Tang Yue in the Company, including but not limited to any ownership, economic interests, voting power, right of disposition and management and decision-making power in connection with the equity of the Company. I further confirm that Tang Yue's performance of the Transaction Documents and further amendment or termination of the Transaction Documents require no additional authorization or consent from me.

I undertake that I will sign all necessary documents and take all necessary actions to ensure the proper performance of the Transaction Documents (as may be amended from time to time).

I agree and undertake that if I obtain any equity of the Company due to any reason, I shall be bound by the Transaction Documents (as may be amended from time to time) and comply with the obligations for a shareholder of the Company under the Transaction Documents (as may be amended from time to time), and for this purpose, once required, I shall sign a series of written instruments in the form and substance substantially identical to the Transaction Documents (as may be amended from time to time).

The execution, validity, interpretation and performance of this Consent Letter and the resolution of dispute relating to this Consent Letter shall be protected and governed by the laws of the People's Republic of China (hereinafter referred to as the "PRC"). Legal principles and practices shall apply to matters on which, the PRC laws officially published and publicly available, are silent.

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[Signature page of the Spouse Consent Letter. No text on this page.]

Signed by:

Exhibit B

Entities Name	registration location	Equity Interest owned by Governmental Entities
X Financial	Cayman Islands	0%
YZT(HK) Limited	Hongkong, China	0%
Shenzhen Xiaoying Technology Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Shenzhen Xiaoying Information Technology Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Shenzhen Xiaoying Puhui Technology Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Shenzhen Ying Zhong Tong Non-financing Guarantee Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Ying Zhong Gold Network Technology Service Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Beijing Ying Zhong Tong Technology Co., Ltd.	Beijing City, China	0%
Tianjin Ying Xin Consulting Co., Ltd.	Tianjing City, China	0%
Shenzhen Xintang Information Consulting Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd.	Beijing City, China	0%
Xiaoying (Beijing) Information Technology Co., Ltd.	Beijing City, China	0%
Shenzhen Lufei Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Aotao Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Zhuhai Wujinzhihai Asset Management Co., Ltd	Zhuhai, Guangdong province, China	0%
Shenzhen Yizeruier Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Gailun Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Simianmu Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Nimo Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Sauro Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Chunyeying Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Iruka Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Skowaro Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Weiying Information Technology Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Beijing Xinde Insurance Brokerage Co., Ltd	Beijing City, China	0%
Shenzhen Ying Ai Gou Trading Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Beihai Xiaoying Puhui Technology Co., Ltd	Beihai City, Guangxi Zhuang Autonomous Region, China	0%
Shenzhen Beier Asset Management Co., Ltd	Shenzhen City, Guangdong Province, China	0%
Shenzhen Xiaoying Microcredit Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Dingyue Digital and Information Technology (Shenzhen) Co., Ltd.	Shenzhen City, Guangdong Province, China	0%
Tianjin Yuexin Financing Guarantee Co., Ltd.	Tianjing City, China	0%

Tianjin Tianji 13 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 132 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 133 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 135 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 137 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 136 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 138 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 139 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tianji 1310 Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Xinying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Wenying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Huiying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Leying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Shanghai Yuying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%
Tianjin Pinying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Shanghai Guying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%
Shanghai Wanying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%
Tianjin Deying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Zongying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Juying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Heying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Shengying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Dingying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Hengying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Shanghai Yiying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%
Shanghai Huiying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%
Tianjin Qianying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Tongying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Chuangying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Lanying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Youying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Zeying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Meiying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Tianjin Zhuoying Economic Information Consulting Partnership (Limited Partnership)	Tianjing City, China	0%
Shanghai Yanying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%
Shanghai Shiying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%
Shanghai Tiying Economic Information Consulting Partnership (Limited Partnership)	Shanghai City, China	0%